UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

Management Proposal

AGM/EGM 2022



Information about:

Annual and Extraordinary Shareholders' Meeting

March 29th, 2022

Time: 02h30 p.m.

Location: Avenida João Cabral de Mello Neto, nº 850, Torre Sul, Térreo - Auditório, Barra da Tijuca, Cidade e Estado do Rio de Janeiro

TIMB LISTED NYSE

TIMS B3 LISTED NM ISE B3

TIM

TIM

Summary

TIM

01. Call Notice

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Shareholders of TIM S.A. ("Company") are called upon, as set forth in Section 124 of Law No. 6,404/76, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held exclusively in person on March 29th, 2022, at 2.30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2021; **(2)** To resolve on the management's proposal for the allocation of the results of the 2021 fiscal year and the distribution of dividends by the Company; **(3)** To ratify the appointments of the Company's Board of Directors' Members, previously appointed at the Board of Directors' Meetings held on December 15th, 2021 and January 31st, 2022; **(4)** To resolve on the composition of the Fiscal Council of the Company; **(5)** To elect the effective and alternate members of the Fiscal Council; and **(6)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2022 fiscal year.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 15th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand.

General Instructions:

1. All documents and information regarding the subjects to be analyzed and resolved on at the Annual and Extraordinary Shareholders' Meeting are at the Shareholders disposal at the Company's head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2. In accordance with Section 4, I, of CVM Instruction No. 481/2009 and for the purposes of CVM Instruction No. 165/1991, we inform that the minimum percentage of participation in the Company's voting capital to request the adoption of the multiple voting process in the election of the Company's Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder's Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/76.

3. The Shareholder may participate either in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/76 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

   a. **In-person**: The Shareholder who chooses to participate in person must send a copy of the identity document and the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

   b. **By proxy**: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

   c. **By distance voting ballot:** The Shareholder that, pursuant to CVM Instruction No. 481/2009, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company's shares, or shall send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders' Meeting, as informed in the Voting Instructions.

4. The documents mentioned herein must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mrs. Camille Loyo Faria, at Avenida João Cabral de Mello Neto, 850, North Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), February 23rd, 2022.

Nicandro Durante

Chairman of the Board of Directors

2. Management's report and Consolidated Financial Statements of the Company, dated as of December 31st, 2021

TIM S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2021

Dear Shareholders,

In compliance with the Circular Letter CVM/SEP/Nº01/2021, and as set forth in the CVM Instruction Nr. 481/2009, TIM S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements".

In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2021, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses:

www.cvm.gov.br/

www.tim.com.br/ir

Rio de Janeiro, February 23rd, 2022.

Nicandro Durante
Chairman of the Board of Directors

3. Item 10 from the Reference Form

10.1. The Directors must comment on:

The financial information included in this Reference Form, unless otherwise expressly stated, refers to our consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019.

Due to the reverse merger of TIM Participações S.A. into TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) by the end of August 2020, results presented for the entire year of 2020 reflect the TIM S.A.'s figures, in accordance with those in the financial statements of this Company. Aiming to maintain a proper comparison from an economic point of view, the 2019 figures reflect those reported by TIM Participações in its Financial Statements dated December 31, 2019.

The information contained in this item 10 of the Reference Form must be read and analyzed together with the consolidated financial statements, available on our website (www.tim.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

a. *general financial and equity conditions*

The Directors of TIM S.A. understand that the Company has a healthy financial and equity condition to implement its strategic plan and fulfill its short- and long-term obligations.

In 2021, the Company maintained a comfortable financial and equity position, presenting (i) an increase in cash and securities positions; (ii) gross debt increased 32% compared to 2020, (iii) reduction in net debt, gross debt discounted from cash and securities position, and (iv) reduction in the indebtedness level, Net Debt / EBITDA.

Financial Condition	2021	2020	2019
In million reais			
Cash and Equivalent Cash[1]	9,786	4,646	2,926
EBTIDA	9,460	8,342	9,716
Gross Debt	13,509	10,257	9,611
Net Debt	3,723	5,611	6,685
Net Debt / EBTIDA	0.39	0.67	0.69

[1] Net Derivatives-ex C6

The Company's debt is concentrated in long-term agreements (86% of the total), consisting mainly of loans in foreign currency and leases under IFRS 16. Approximately 33% of the total debt is denominated in foreign currency (USD and EUR), being fully hedged to local currency. The average cost of debt, excluding leases, was 9.5% pa in 2021, compared to -2.48% pa in 2020.

The total debts includes: (i) recognition of lease totaling R$ 8,820 million (related to the sale of towers, LT Amazonas project and lease agreements with terms exceeding 12 months, as established by IFRS 16 rule); (ii) bank debt totaling R$ 3,845 million; (iii) hedging derivatives position totaling R$ 11 million (excluding the effects of C6 Bank); and (iv) impact related to the 4G and 5G frequencies licenses auction in the amount of R$ 843 million.

Accompanied by its sound cash position, the Company also has stable liquidity ratios, demonstrating full capacity to meet its short- and long-term obligations. Regarding the liquidity ratios, the Company presented: General Liquidity ratio ((Current Assets + Long-Term Assets) / (Current + Non-Current Liabilities)), considering as Long-Term Assets the Company's Non-Current Assets for the years 2021, 2020 and 2019, of 2.02, 2.26 and 2.24, respectively, and Current Liquidity (Current Assets / Current Liabilities) of 1.45, 1.26 and 1.03, respectively.

Regarding the debt profile, the Company has been keeping the concentration of its short-term obligations under control, having presented for the years 2021, 2020 and 2019 the Indebtedness Ratio (Current Liabilities / (Total Liabilities - Shareholders' Equity) of 42.9%, 44.9% and 45.7%, respectively.

b. capital structure

The Directors of TIM S.A. understand that the Company's current capital structure presents conservative leverage levels. The Leverage Ratio (Gross Debt / Shareholders' Equity) ended the years 2021, 2020 and 2019 at 53.8%, 44.2% and 43.6%, respectively, as presented in the table below:

Leverage Ratio	2021	2020	2019
Gross Debt	13,509	10,257	9,611
Shareholders' Equity	25,107	23,183	22,059
Gross Debt / Shareholders' Equity	53.8%	44.2%	43.6%

The General Indebtedness Ratio shows the Company's balance in the sources of asset financing, equity vs. third-party capital. Moreover, the Company's concern to maintain a capital structure that supports the needs of the business is reflected in the debt profile, indicated by the Debt Composition Ratio.

Capital Structure Ratios	2021	2020	2019
General Indebtedness (Current Liabilities + Non-Current Liabilities)/ **Total Liabilities**	49.6%	44.3%	44.7%
Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities))	42.9%	44.9%	45.7%

Concurrently, the Company is able to generate enough cash to meet its obligations, with a Net Debt/EBITDA ratio significantly below the averages for the telecommunications sector.

c. payment capacity in connection with assumed financial commitments

The Directors of TIM S.A. believe that the Company has sufficient liquidity and capital to cover the investments, operating expenses and debts incurred. The Company understands that working capital is sufficient for current requirements, as well as funds from cash and third-party loans are sufficient to meet the financing of its activities. The Executive Board still believes it has the ability to contract new loans to finance investments that accompany the opportunities in the sector.

The liquidity ratios, which indicate the company's financial capacity to meet its commitments to third parties, present controlled levels that are compatible with the strategic moves adopted by the Company, as presented in the table below.

Liquidity Ratios	2021	2020	2019
Immediate liquidity (Available/Current liabilities)	92.4%	56.0%	36.0%
Current Liquidity (Current Asset/Current liabilities)	145.1%	125.7%	103.5%
Quick Ratio ((Current Asset-Stock)/Current liabilities)	143.2%	122.7%	101.0%

Additionally, other indicators, based on cash generation capacity, EBITDA, are used to measure the financial expenses and gross debt coverage, and both indicate a comfortable situation for the Company, as reported below:

- EBITDA in 2021 totaled R$ 9,460 million, while financial expenses for the same period amounted to R$ 653 million and total gross debt was R$ 13,509 million at the end of the period. Therefore, the

financial expense coverage level, which measures the EBITDA capacity to cover the payment of net financial expenses (EBITDA/Net Financial Expenses), was 14.48 times and the debt coverage level, which measures the gross debt level in relation to EBITDA (Gross Debt/EBITDA) was 1.43 times.

- EBITDA in 2020 totaled R$ 8,342 million, while financial expenses for the same period amounted to R$ 807 million and total gross debt was R$ 10,257 million at the end of the period. Therefore, the financial expense coverage level, which measures the EBITDA capacity to cover the payment of net financial expenses (EBITDA/Net Financial Expenses), was 10.33 times and the debt coverage level, which measures the gross debt level in relation to EBITDA (Gross Debt/EBITDA) was 1.21 times.

d. sources used to finance working capital and to invest in non-current assets used

The main source of financing is the operating cash generation, complemented by short-term credit facilities with domestic and foreign banks, as well as long-term financing with domestic and foreign development agencies.

e. sources to finance working capital and to invest in non-current assets, which it intends to use to cover liquidity deficiency

The Executive Board intends to use operating cash generation, renegotiation of debt maturing in the short term and new financing for possible coverage of future liquidity deficiencies.

f. indebtedness levels and the characteristics of said debts also describing:

i. significant loan and financing agreements

ii. other long-term relations with financial institutions

iii. level of subordination between debts

iv. potential restrictions to the issuer, especially in relation to the debt and new debts contracting limits, to the distribution of dividends, to the transfer of assets, to the issue of new securities and to the transfer of controlling interest, as well as if the issuer has been complying with these restrictions

At the end of 2021, the Company's debt level was 0.39 times (Net Debt / EBITDA). The table below presents the characteristics of loans and financing considered relevant:

Description	Currency	Charges (py.)	Expiration	Guarantee	2021	2020	2019
In thousand reais							
BNDES	URTJLP	TJLP a TJLP + 2,52% a.a.	Jul-22	Receivables from TIM S.A.	-	-	240,008
BNDES	UM143	SELIC + 2,52% a.a.	Jul-22	Receivables from TIM S.A.	-	-	374,461
BNDES (PSI)	BRL	3,50% a.a.	Jan-21	Receivables from TIM S.A.	-	-	18,071
BNDES (FINAME)	BRL	IPCA + 4,2283%	Nov-31	Receivables from TIM S.A.	396,280	-	-
KFW	USD	Libor 6M+ 1,35% a.a.	Apr-19		-	-	-
KFW Finnvera	USD	Libor 6M+ 0,75% a.a.	Jan/24 a Dec/25		278,176	344,125	330,217
Debentures (1st Issue)	BRL	104,1% CDI	Jul-20		-	-	1,025,965
Debentures (2nd Issue)	BRL	IPCA + 4,1682%	Jun-28		1,667,399	-	-
Cisco Capital	USD	2.50% a.a.	Dec-20		-	-	40,366
BAML	EUR	0,279% a.a.	Aug-21		-	570,844	-
Scotia	USD	1,241% a 1,734% a.a.	Apr/21 a Apr/24		559,650	1,030,761	-
BNP Paribas	USD	2,822% a.a.	Jan-22		428,793	399,302	-
BNP Paribas	BRL	7,0907% a.a.	Jan-24		515,166	-	-
Total:					3,845,464	2,345,032	2,029,088
Current:					538,449	1,689,385	1,384,180
Non-Current:					3,307,015	655,647	644,908

Credit Lines						Amount used until
Type	Currency	Opening date	Deadline	Total amount	Remaining amount	31 of December of 2021
In thousand reais						
BNDES (1)	TJLP	May/18	Mar/22	1,090,000	1,090,000	0
BNDES (2)	TJLP	May/18	Mar/22	20,000	20,000	0
FINAME (3)	IPCA	Mar/19	Mar/22	390,000	0	390,000
BNB (4)	IPCA	Jan/20	Jun/23	752,479	752,479	0
Total	R$			2,252,479	1,862,479	390,000

Objective:

1) Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment;
2) Investments in social projects within the community;
3) Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture;
4) Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil.

The financing of TIM S.A., contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfillment of certain financial rates calculated every six months. TIM S.A. has been meeting the defined financial raios.

TIM S.A has swap operations, protecting itself from the risks of foreign exchange variation and rates in its loan and financing operations. However, it does not apply to "*hedge* accounting".

Loans and financing on December 31, 2021 due in short and long-term is in accordance with the following schedule:

Maturity	Consolidated
In thousand reais	
2022	538,449
2023	88,818
2024	1,125,526
2025	80,712
2026	615,727
2027	615,727
2028	618,006
2029	55,714
2030	55,714
2031	51,071
	3,845,464

None of the Company's financial debts has a specific contractual subordination clause. Thus, there is no preference relationship between them. Thus, the degree of subordination between the Company's financial debts follows what is determined in the legislation in force and in the guarantees provided. For further information, see also item 3.8 of this Reference Form.

g. limits of the financing contracted and the percentages already used

In May 2018, the Company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in property, plant and equipment (Capex) for the 2017-2019 triennium with a term of use until

March 2022. As of March 2019, with the hiring of Finame Direto, the Company replaced the sub-credit "B" of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company of the BNDES system aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.84% per year + spread according to the term. We disbursed 100% of the facility in November 2021 at a cost of IPCA + 4.2283% pa and a term of 10 years. This debt is fully hedged by means of a swap operation with a post-hedge cost of 96.95% of CDI.

In January 2020, a new credit line in the principal amount of R$ 752 million, was secured between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A. as a borrower, guaranteed by bonds and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 of amortization, to subsidize company´s capex plan for the next 3 years (2020-2022) in the Northeast region. The credit line is divided into two tranches: i) R$325 million to IPCA + 1.44% p.a. or IPCA +1.22% considering 15% of compliance bonuses; and ii) R$ 427 million to IPCA + 1.76% p.a. or IPCA +1.48% considering 15% of compliance bonuses. Disbursement in installments scheduled for 2021 and 2022.

h. significant changes in each item of the financial statements

Consolidated financial statements

The consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil and IFRS, issued by IASB and individual financial statements in accordance with BR GAAP. Accounting practices adopted in Brazil comprise those included in the Brazilian corporate law, standards and regulations of the Securities and Exchange Commission and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (CPC), approved by Securities and Exchange Commission and Federal Accounting Council (CFC). The financial statements were reviewed to ensure that they represent information related to the economic conditions of the Company's business environment.

Description of the main captions the Statement of Income

Gross revenue from services: Represents revenue from the provision of services, including telecommunication services in the mobile and fixed segments.

Gross revenue from products: Represents revenue from the sale of cell phones, accessories and others.

Taxes and discounts: Represents expenses incurred with taxes, fees, contributions and discounts on services provided and sales of products.

Net revenue from services: Represents revenue from the provision of services, net of taxes and discounts.

Net revenue from products: Represents revenue from the sale of cell phones, accessories and others, net of taxes and discounts.

Operating costs: Represent the costs incurred in maintenance, operation and other activities directly linked to the production of revenue from services and revenue from products, in addition to the consumption of goods and/or services to produce and sell products and/or services, manage the Company, finance its operations and carry out other related activities.

EBITDA: Earnings before interest, taxes, depreciation and amortization represents the Company's cash generation; that is, how much funds the company generates only in its operating activities, disregarding the financial and tax effects.

Net financial income (loss): Represents the balance between the remuneration of capital obtained in financial operations and the expenses incurred with the remuneration of loans and financing obtained from third parties.

Income before taxes: Represents the Company's net income before provision for income tax and social contribution for the period, calculated on the accrual basis, as well as on the additions of temporary differences between book income and taxable income.

Net profit: Represents operating profit, net of financial revenues and expenses, income tax and social contribution. Represents the calculation of revenues after operating costs and expenses, depreciation and amortization, interest, taxes and other expenses.

Overall analysis of the statement of income

TIM S.A.'s Executive Board analyzes the statements of income for the year based on the Company's organic performance, net of non-recurring effects. The Executive Board understands that this method better demonstrates the Company's financial condition vis-à-vis the development of the business strategy. Thus, when applicable, the adjusted indicators will be flagged as normalized and will be accompanied by a note detailing the corresponding effects.

Moreover, the Executive Board understands that the comments on the results presented below must be accompanied with the Company's consolidated financial statements, made available at the CVM and on the Investor Relations website of TIM S.A.

<u>Consolidated statement of income for the fiscal years ended December 31, 2021, 2020 and 2019:</u>

Description	2021	V.A	Y.Y	2020	V.A	Y.Y	2019
Gross Revenues	25,357,428	-	4.2%	24,346,100	-	-3.3%	25,182,832
Services Revenues	24,264,245	95.7%	4.2%	23,279,422	95.6%	-2.3%	23,820,344
Mobile Service	22,433,225		4.2%	21,522,134		-2.8%	22,145,033
Fixed Service	1,831,021		4.2%	1,757,287		4.9%	1,675,311
Products Revenues	1,093,183	4.3%	2.5%	1,066,678	4.4%	-21.7%	1,362,488
Discounts and Deductions	(7,299,401)	-	3.3%	(7,066,502)	-	-9.5%	(7,805,638)
Taxes and discounts on services	(6,767,643)	92.7%	2.3%	(6,614,906)	93.6%	-8.4%	(7,223,189)
Taxes and discounts on handset sales	(531,759)	7.3%	17.8%	(451,596)	6.4%	-22.5%	(582,449)
Net Revenues	18,058,027	-	4.6%	17,267,812	-	-0.6%	17,377,194
Services Revenues	17,496,603	96.9%	5.0%	16,664,516	96.5%	0.4%	16,597,155
Mobile Service	16,349,345		4.7%	15,610,397		-0.2%	15,648,232
Fixed Service	1,147,258		8.8%	1,054,120		11.1%	948,922
Products Revenues	561,424	3.1%	-6.9%	603,295	3.5%	-22.7%	780,040
Operating costs and expenses	(8,598,727)	-	-3.7%	(8,925,882)	-	16.5%	(7,659,970)
EBITDA	9,459,299	-	13.4%	8,341,929	-	-14.1%	9,715,741
EBITDA Margin	52.4%	-	4.1 p.p.	48.3%	-	-7.6 p.p.	55.9%
Depreciation & Amortization	(5,691,696)	-	3.0%	(5,527,012)	-	7.8%	(5,128,981)
Equity in earnings	(11,572)	-	-	-	-	-	-
Net Financial Results	(652,806)	-	-19.1%	(807,276)	-	-529.5%	187,963
Income before taxes	3,103,225	-	54.6%	2,007,641	-	-58.0%	4,774,723
Income tax and social contribution	(146,051)	-	-10.9%	(163,951)	-	-82.1%	(914,561)
Net Income	2,957,174	-	60.4%	1,843,690	-	-52.2%	3,860,162

The reported income for 2021 follow the IFRS 9, 15 and 16 new accounting standards, adopted as of January 1, 2018. TIM SA's results reported in 2018 reflect 9 months of stand-alone operation and three months with TIM Celular, after completion of the merger.

<u>Gross revenue</u>

In 2021, the total gross revenue totaled R$ 25,357 million, a 4.2% increase as compared to 2020.

Taxes and discounts on total revenue

Our taxes and discounts on the revenue reached R$ 7,299 million in the fiscal year ended December 31, 2021.

Net revenue

In 2021, Total Net Revenue reached R$ 18,058 million, accounting for an increase of 4.6% YoY, reflecting efforts during the COVID-19 pandemic period, which resulted in a 6.9% decrease in Product Revenue. Despite the challenging macroeconomic context imposed by the pandemic, Net Revenue from Services closed the year with a growth of 5.0%, reflecting the journey of gradual recovery that took place throughout the year.

The details of Net Revenue and other highlights are presented below:

Mobile Service Revenue (RSM) increased 4.7%, reaching R$ 16,349 million in the fiscal year ended December 31, 2021. This result is mainly explained by the dynamics of Mobile ARPU (Average Monthly Revenue Per User), which grew 5.9% YoY and reached R$ 26.4, reflecting the company's strategy of monetizing its customer base through two pillars: (i) offer differentiation; and (ii) migration of the customer base to higher value plans.

Fixed Service Revenue totaled R$ 1,147 million, accounting for an increase of 8.8% YoY, driven by the growth of TIM Live (+14.8%). TIM Live continues to be the main element for this performance.

Revenue from Products totaled R$ 561 million, accounting for a decrease of 6.9% compared to 2020, driven by the lower volume of handsets sold, despite the increase in the mix of higher value products.

Operating costs and expenses

Reported Costs and Expenses in 2021 totaled R$ 8,598 million, accounting for a 3.7% improvement compared to costs reported in 2020.

EBITDA & Net Profit

EBITDA totaled R$ 9.4 billion in 2021, an increase of 13.4%, significantly impacted by the positive effect in 2021. The reason for the growth was the Mobile Services Revenue performance, with emphasis on the good performance of the Post-paid segment and the generation of revenues from partnerships classified in the Client Platform line and PIS and COFINS tax credits. Reported Net Profit totaled R$ 2.9 billion, accounting for an increase of 61.0% YoY.

Consolidated balance sheet for the fiscal years ended December 31, 2021, 2020 and 2019:

Description	2021	V.A	Y.Y	2020	V.A	Y.Y	2019
	-						
Assets	**49,819,186**	**-**	**19.6%**	**41,654,416**	**-**	**4.5%**	**39,857,182**
Current Assets	**15,398,048**	**30.9%**	**47.6%**	**10,433,768**	**25.0%**	**23.9%**	**8,418,033**
Cash and Cash Equivalents	5,228,615	34.0%	103.0%	2,575,290	24.7%	12.8%	2,284,048
Short-term Investments	4,568,020	29.7%	120.6%	2,070,438	19.8%	222.3%	642,312
Accounts Receivable	3,066,906	19.9%	-0.2%	3,074,047	29.5%	-3.4%	3,182,935
Inventories	202,553	1.3%	-17.9%	246,602	2.4%	21.3%	203,278
Indirect Recovareble Taxes	354,620	2.3%	-5.2%	374,015	3.6%	-11.0%	420,284
Direct Recovareble Taxes	1,311,906	8.5%	-7.7%	1,421,112	13.6%	4.0%	1,366,809
Prepaid Expenses	275,148	1.8%	83.7%	149,796	1.4%	-13.5%	173,139
Derivatives Contracts	134,292	0.9%	-48.9%	262,666	2.5%	1482.2%	16,602
Leasing	30,076	0.2%	461.5%	5,357	0.1%	8.6%	4,931
Other Assets	225,912	4.3%	-11.2%	254,445	9.9%	105.7%	123,695
Non Current	**34,421,138**	**69.1%**	**10.3%**	**31,220,648**	**75.0%**	**-0.7%**	**31,439,149**
Non Current Asses	**3,925,956**	**11.4%**	-4.1%	**4,092,875**	**13.1%**	-9.6%	**4,526,229**
Long-term Investments	11,508	0.3%	63.0%	7,061	0.2%	83.4%	3,849
Accounts receivable	186,301	4.7%	74.7%	106,614	2.6%	3.4%	103,075
Indirect recovarable Taxes	905,312	23.1%	5.7%	856,786	20.9%	4.1%	823,349
Direct recovarable Taxes	730,455	18.6%	-42.8%	1,277,127	31.2%	-46.1%	2,367,608
Deferred income and Social Contribution Taxes	536,888	13.7%	-	550,646	13.5%	-	-
Judicial Deposits	718,773	18.3%	-9.6%	794,755	19.4%	-13.6%	919,850
Prepaid expenses	83,139	2.1%	13.0%	73,598	1.8%	7.2%	68,628
Derivatives Contracts	521,627	13.3%	117.9%	239,423	5.8%	700.5%	29,909
Leasing	213,045	5.4%	35.8%	156,841	3.8%	3.6%	151,447
Other Assets	18,908	0.5%	-37.0%	30,024	0.7%	-48.7%	58,513
Permanent Assets	**30,495,182**	**88.6%**	**12.4%**	**27,127,773**	**86.9%**	**0.8%**	**26,912,920**
Investiments	1,601,703	5.3%	-	-	0.0%	-	-
Property, plant and equipment	18,308,400	60.0%	1.1%	18,100,698	66.7%	2.8%	17,612,164
Intangibles	10,585,079	34.7%	17.3%	9,027,075	33.3%	-2.9%	9,300,756
Liabilities	**24,712,080**	**49.6%**	**33.8%**	**18,471,672**	**44.3%**	**3.8%**	**17,798,375**
Current Liabilities	**10,611,482**	**21.3%**	**27.8%**	**8,301,956**	**19.9%**	**2.1%**	**8,135,120**
Loans and financing	538,450	5.1%	-68.1%	1,689,385	20.3%	22.0%	1,384,180
Derivatives Contracts	194,837	1.8%	2578.8%	7,273	0.1%	748.1%	858
Leasing	1,269,878	12.0%	20.4%	1,054,709	12.7%	20.8%	873,068
Suppliers	3,267,404	30.8%	4.4%	3,128,732	37.7%	-20.1%	3,916,048
Salaries and Related Charges	303,239	2.9%	11.2%	272,635	3.3%	25.3%	217,523
Indirect taxes, Charges and Contributions	1,418,682	13.4%	51.6%	935,778	11.3%	102.1%	463,075
Direct taxes, Charges and Contributions	245,113	2.3%	-17.3%	296,299	3.6%	9.5%	270,489
Dividends Payable	533,580	5.0%	-0.9%	538,576	6.5%	-9.9%	597,550
Athorizations Payable	2,630,169	24.8%	2465.8%	102,507	1.2%	15.7%	88,614
Antecipated Revenues	197,179	1.9%	-26.0%	266,436	3.2%	-5.5%	281,930
Others Liabilities	12,951	0.1%	34.5%	9,626	0.1%	-77.0%	41,784
Non Assets	**14,100,598**	**28.3%**	**38.7%**	**10,169,716**	**24.4%**	**5.2%**	**9,663,255**
Loans and financing	3,307,015	23.5%	404.4%	655,647	6.4%	1.7%	644,908
Derivatives Contracts	13,950	0.1%	-51.7%	28,893	0.3%	714.7%	3,547
Leasing	7,793,661	55.3%	6.4%	7,324,126	72.0%	6.0%	6,907,802
Athorizations to Pay	1,250,918	8.9%	437.0%	232,940	2.3%	-2.0%	237,723
Indirect taxes, Charges and Contributions	3,273	0.0%	5.5%	3,102	0.0%	3.5%	2,997
Direct taxes, Charges and Contributions	13,227	0.1%	-93.8%	212,444	2.1%	0.1%	212,310
Deferred income and Social Contributions taxes	-	0.0%	-	-	0.0%	-	78,230
Provision for Contigencies	960,881	6.8%	8.3%	886,947	8.7%	26.1%	703,522
Pension Plan	6,492	0.0%	-11.6%	7,346	0.1%	27.0%	5,782
Antecipated Revenues	689,161	4.9%	-8.8%	755,488	7.4%	-8.7%	827,182
Other Liabitilies	62,020	0.4%	-1.2%	62,783	0.6%	59.9%	39,253
Shareholders' Equity	**25,107,106**	**50.4%**	**8.3%**	**23,182,745**	**55.7%**	**5.1%**	**22,058,807**
Capital	13,477,891	53.7%	0.0%	13,477,891	58.1%	0.0%	13,476,172
Capital Reserves	401,806	1.6%	-5.3%	424,139	1.8%	1073.1%	36,154
Income Reserves	11,236,551	44.8%	-	9,285,552	40.1%	-	8,546,482
Equity valuation adjustments	(4,285)	0.0%	-	-	0.0%	-	-
Accumulated losses	-	0.0%	-	-	0.0%	-	-
Stocks in Treasury	(4,857)	0.0%	-	(4,837)	0.0%	-	-
Net Income for the period	-	0.0%	-	-	0.0%	-	-

The analyzes of the data for the year 2021 are presented below:

Current assets

Current assets closed 2021 with an increase of 47.6% YoY, mainly explained by the increase in Cash and cash equivalents and Recoverable taxes and direct contributions. Current assets closed 2020 with an increase of 23.9% YoY.

Non-current assets

Non-current assets closed 2021 with an increase of 10.3% YoY. In 2020, non-current assets decreased 0.7% YoY.

Current liabilities

Current liabilities closed the year 2021 with an increase of 33.8% YoY, mainly explained by the increase in Loans and financing. Current liabilities closed 2020 with an increase of 2.1%.

Non-current liabilities

Non-current liabilities closed 2021 with an increase of 38.7% YoY. Non-current liabilities closed 2020 with an increase of 5.2%.

Shareholders' equity

Shareholders' equity ended 2021 with and increase of 8.3% YoY, mainly explained by the increase in the profit reserve, due to the increase in net profit in the year. Shareholders' equity ended 2020, accounting for an increase of 5.1% YoY.

Consolidated statement of cash flows for the fiscal years ended December 31, 2021, 2020 and 2019:

Description	2021	Y.Y	2020	Y.Y	2019
Operating Actvities					
Earnings Before Taxes	3,103,225	54.6%	2,007,641	-58.0%	4,774,723
Depreciation & Amortization	5,691,696	3.0%	5,527,012	7.8%	5,128,982
Residual value of property, plant and equipment and intangible assets written of	51,913	-158.9%	(88,085)	-371.8%	32,412
Interest on obligations arising from asset decommissioning	1,486	-623.2%	(284)	-225.7%	226
Provision for legal and administrative proceedings	278,720	-16.5%	333,724	-33.1%	498,698
Monetary adjustments to deposits, administrative and legal proceedings	(27,768)	-121.2%	131,253	-12.3%	149,629
Interest, monetary and exchange variations of borrowings and other financial ad	119,864	-27.8%	166,057	-115.6%	(1,062,473)
Lease interest payable	858,259	-5.8%	910,691	10.9%	821,463
Lease interest receivable	56	-100.5%	(10,698)	66.6%	(6,422)
Provision for doubtful debts	544,642	-1.5%	552,817	-26.1%	748,291
Stock options	15,672	505.6%	2,588	-7.3%	2,791
Trade accounts receivable	(583,346)	49.5%	(390,087)	-62.0%	(1,025,732)
Taxes and contributions recoverable	664,397	-47.3%	1,260,949	-177.9%	(1,618,971)
Inventory	44,050	-201.7%	(43,325)	114.3%	(20,219)
Prepaid expenses	(134,893)	-744.6%	20,928	-79.0%	99,636
Judicial deposit	215,698	6.0%	203,567	-19.2%	252,046
Other current assets	41,610	-137.5%	(111,003)	-5403.5%	2,093
Payroll and related charges	35,506	-	53,667	-	8,182
Suppliers	153,357	-118.7%	(818,989)	106.6%	(396,388)
Taxes, charges and contributions	352,511	-190.3%	(390,252)	272.6%	(104,724)
Authorizations payable	2,673,865	-	(10,871)	-	(100,182)
Payments for legal and administrative proceedings	(316,735)	-23.4%	(413,635)	-35.9%	(645,020)
Deferred revenues	(135,583)	55.5%	(87,188)	-57.3%	(204,355)
Other current liabilities	(116,981)	-11.8%	(132,606)	30.6%	(101,507)
Net Cash from operations	**12,760,556**	**47.1%**	**8,673,871**	**19.9%**	**7,233,179**
Investment activities					
Marketable securities	(2,502,030)	-	(1,428,888)	-	130,532
Cash from the merger of TIM Participações	-		21,959		
Additions to fixed assets and intangibles	(7,966,176)	104.7%	(3,891,306)	1.0%	(3,853,484)
Cash from the merger of TIM Celular	1,096,294	-	-	-	-
Receipt of finance lease	47	-99.0%	4,879	-46.4%	9,100
Net cash used in investment activities	**(9,371,865)**	**77.0%**	**(5,293,356)**	**42.5%**	**(3,713,852)**
New borrowing	3,062,000	-	1,800,000	-	1,000,000
Repayment of borrowing	(1,789,887)	-4.8%	(1,879,565)	129.2%	(820,149)
Interest paid - borrowing and financings	(2,012,651)	16.9%	(1,722,294)	8.6%	(1,585,712)
Derivative financial instruments	216,197	-260.9%	(134,360)	-510.1%	32,761
Dividends and interest on shareholder's equity paid	(1,042,976)	-9.5%	(1,153,054)	23.0%	(937,542)
Net cash used in financing activities	**(735,366)**	**-76.2%**	**(3,089,273)**	**33.7%**	**(2,310,642)**
Increase (decrease) in cash and cash equivalents	**2,653,325**	**811.0%**	**291,242**	**-75.9%**	**1,208,685**
Cash and cash equivalents at the beginning of the year	**2,575,290**	**12.8%**	**2,284,048**	**112.4%**	**1,075,363**
Cash and cash equivalents at year end	**5,228,615**	**103.0%**	**2,575,290**	**12.8%**	**2,284,048**

The analyzes of the data for the year 2021 are presented below:

Free Operating Cash Flow (FCOL) was positive by R$ 5,228 million in 2021.

10.2. The Directors must comment:

The following information was evaluated and commented on by the Company's Directors:

a. Results of the issuer's operations, particularly:

i. Description of revenue important components

The Company generates its revenues in local currency from the provision of telecommunications services with mobile, fixed and ultra-broadband telephony, in addition to value-added services, which also include data transmission. Another revenue component is network usage or interconnection revenue, arising from the amount charged to other operators for terminating traffic on the Company's network. Revenue from products is also included in the revenue group, referring to the sale of cell phones, accessories and others.

ii. factors that materially affected operating results

Telecommunication industry

The mobile market recorded a growth of 1.2% YoY at the end of 2021, reinforcing the positive evolution of the base in the last quarter, seen for the first time since 2015. In the last 12 months, postpaid registered net additions of 16.7 million accesses, 58% of this volume were human lines. Prepaid had 4.1 million new accesses.

In 2020, the mobile market reported a 3.3% change YoY. The growth of the total base at this level was last observed in mid-2015 when the prepaid segment started its consolidation phase. In the last 12 months, postpaid net additions reached 9.6 million accesses (63% of human postpaid) and surpassed the 2.3 million prepaid drop for the first quarter in 5 years.

In the year 2019, the Brazilian telecommunications sector maintained the strong growth trend in terms of data consumption, thereby requiring operators to adapt their networks, facing the challenge of delivering an increasingly robust infrastructure in an environment of greater rationality in investments, including projects such as the densification of sites, frequency refarming, and the aggregation of carriers on two or three frequencies.

Client base

The postpaid segment ended 2021 with 22.9 million accesses (+4.7% YoY). Segment mix on a total basis was 44%, up 1.5% YoY. The net additions of the last 12 months accumulated a positive balance of more than 1.0 million new accesses. The monthly disconnection rate on postpaid remains at the lowest levels (2.7% in 4Q21), as recorded in recent quarters.

At the end of the quarter, **Postpaid Human had a base of 18.9 million accesses** (up 4.7% YoY), with net additions of 847,000 accesses in the last 12 months.

The prepaid segment ended 2021 with 29.2 million accesses, down 1.4% YoY. The base accumulated 403,000 disconnections in the last 12 months. The segment is the most impacted by the deterioration of the economy, mainly in the last two years.

Details of customer base per technology:

- **The 4G base ended the period with 46.3 million accesses,** once again accelerating and maintaining the double-digit growth level (up 10.2% YoY);
- **The M2M base ended the year with 4 million lines**, a 5.0% increase compared to the same period the previous year.

b. changes in revenues attributed to price changes, exchange rates, inflation, fluctuations in volumes, and the introduction of new goods and services

The Company's revenue is mainly comprised of local currency and, therefore, is not affected by possible exchange-rate changes. It is directly impacted by changes in its client base, changes in the volume of use and changes in fees charged as a result of a new tariff plan, product launches or the introduction of promotions. The Company may adjust the prices of its tariff to the public as long as they are included in the limit price approved by ANATEL, with the maximum amount subject to an annual inflation updating according to the inflation behavior. In many cases, despite ANATEL allowing readjustments, the strong competition in the sector leads to reductions in the tariffs charged.

c. The inflationary impact and those of price changes on key inputs and goods, of foreign exchange, and interest rates on the issuer's operating and financial income figures, when relevant

Inflation: Possible increases in the rate of inflation may lead to higher costs for the Company and, consequently, a reduction in margins. In the event of a strong inflationary scenario, the government may adopt a more austere monetary policy, such as an increase in interest rates, reducing and increasing the cost of credit and, consequently, affecting our consumers of telecommunications services.

Interest rate: The Company's financial expenses are affected by fluctuations in the CDI (Interbank Certificate of Deposit). The Company maintains its financial resources mainly applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

Gross Debt in 2019 totaled R$ 9,611 million. The current balance includes (i) the recognition of leases in the total amount of R$ 1,428 million (related to the sale of towers, LT Amazonas project and other financial leases classified under IAS 17); (ii) recognition of leases in the amount of R$ 6,196 million (financial leases classified under IFRS 16); and (iii) the hedge position amounts to R$ 42 million (reducing gross debt), which includes trade protection derivatives.

Gross Debt at the end of 2020 was R$ 10,096 million, accounting for an increase of R$ 484 million YoY. The current balance includes (i) the recognition of leases in the total amount of R$ 1,500 million (related to the sale of towers, LT Amazonas project and other financial leases classified under IAS 17); (ii) recognition of leases in the amount of R$ 6,717 million (financial leases classified under IFRS 16); and (iii) the hedge position amounts to R$ 466 million (reducing gross debt), which includes trade protection derivatives and the C6 Bank call option partnership.

Gross Debt at the end of 2021, net of the effects of 4G and 5G License in 2021, stood at R$ 12,677 million, representing a growth of 24% YoY. The total includes: (i) lease recognition in the amount related to the sale of towers, the LT Amazonas project and leasing contracts with terms exceeding 12 months pursuant to IFRS 16); (ii) bank debt in the amount of R$ 3,845 million; and (iii) the hedging derivatives position in the amount of R$ 11 million (excluding the effects of Bank C6).

10.3. The directors must comment about the significant effects that the events below have caused or might cause on the financial statements of the issuer and on its results:

a. introduction or sale of operating segment

There was no introduction or disposal of operating segment in the fiscal years ended December 31, 2021, 2020 and 2019.

b. formation, acquisition or sale of ownership interest

Completion of the transaction between IHS and I-Systems

On November 16, 2021, TIM S.A. ("TIM") and IHS Fiber Brasil ("IHS", after regulatory authorizations from ANATEL and CADE, the transaction was completed with a view to the acquisition, by IHS, of equity interest in FiberCo Soluções de Infraestrutura S.A. ("FiberCo"), a company incorporated by TIM to segregate network assets and provide infrastructure services.

As a result of the Transaction closing, IHS Brasil currently holds 51% of FiberCo's share capital, with the remaining 49% remaining under the control of TIM.

FiberCo starts its operation with approximately 15,000 km of fiber in a secondary network, covering approximately 6.4 million homes (homes passed), 3.5 million of which in FTTH and 3.4 million in FTTC, which constitute the initial base of assets transferred by TIM. The homes connected account for approximately 700 thousand over which FiberCo will provide operation and maintenance services to TIM. Moreover, approximately 140 employees were transferred to FiberCo, as well as other assets and contracts, all exclusively related to the scope of its activities.

With the completion of the acquisition, FiberCo changed its corporate name to I-Systems, and began its journey as an infrastructure vehicle with the mission of deploying, operating and maintaining last-mile infrastructure for broadband access to be offered in the wholesale market, having TIM as an anchor customer.

c. unusual events or operations

Tax contingency

In September 2021, the Federal Supreme Court ("STF"), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment on the matter, TIM recorded its best estimate to date, in the amount of R$ 534 million, since the likelihood of a favorable outcome for the Company becomes probable.

4G and 5G auction result

The frequency auction for 4G and 5G was held by Anatel on November 4 and 5, 2021. TIM won a total of 11 lots in the 3.5GHz, 2.3GHz and 26Ghz frequencies, with a total offered amount of R$ 1.05 billion.

The acquired bands have a set of obligations that must be met with financial contributions or with the construction of mobile and fixed network infrastructure. For further details on the obligations involving each band, please consult the Notice to the Market released by TIM on November 5, 2021.

CADE approves the acquisition of most of the Oi mobile telephony operation assets by TIM

On February 09, 2022, the Administrative Court of the Administrative Council for Economic Defense (CADE) in the ambit of Concentration Act 08700.000726/2021-08, approved the implementation of the corporate transaction referring to the full transfer of control ("Transaction") of the three special purpose entities ("Mobile Assets SPE" or "SPE"), which correspond to the mobile telephony activities of Oi Móvel S.A. – Under Judicial Recovery ("Oi Móvel", "Seller"), for the companies TIM, Telefônica Brasil S.A. and Claro S.A. ("Buyers").

The approval provides for a set of conditions, mostly behavioral, and which comprised a proposal for a Concentration Control Agreement ("ACC") made by the Buyers to CADE. These conditions have a modular character and can be used by new entrants and smaller operators to reduce entry barriers and leverage the exploration of different business models, without affecting TIM's main objective of strengthening its infrastructure, closing the capacity gap spectrum compared to its main competitors. Thus, the Company

understands that a balance has been achieved between creating value and mitigating competition concerns for the industry, addressed by the ACC.

The actual Transaction completion, which will define an infrastructure balance between the three main competitors in the industry, still depends on the fulfillment of certain steps provided for in the Purchase and Sale Agreement. However, once it has taken place, it will bring broad benefits, maintaining a high degree of sectorial competition and ensuring the necessary investments for the development of Brazilian telecommunications and the country's digital advancement.

10.4. The Directors must comment:

a. significant changes in accounting practices

There were no significant changes in accounting practices in 2021.

b. significant effects of changes in accounting practices

The Executive Board believes that there are no significant effects of changes in accounting practices.

c. exceptions and emphases found in the auditors' report

Qualifications

Company's Executive Board affirmed that there are no qualified independent auditors' reports on financial statements for the years ended December 31, 2021, 2020 and 2019.

Emphases

There are no emphases in the independents' auditor report for the year ended December 31, 2021.

There are no emphases in the independents' auditor report for the year ended December 31, 2020.

There are no emphases in the independents' auditor report for the year ended December 31, 2019.

10.5. Critical accounting policies

Critical accounting policies

The fundamental accounting policies are those that are significant for the presentation of the Company's financial situation and statement of income and require more subjective and complex judgments by management, often requiring the Executive Board to estimate the effect of factors of an uncertain nature. As number of variables and assumptions that affect the possible future resolution of future uncertainties, these decisions become more complex. The Company's estimates and assumptions are based on historical experience, sector trends and other factors deemed reasonable in the circumstances. Actual results may differ from forecasts, and different prospective assumptions or estimates could change the financial results presented. Aiming to facilitate the understanding of how the Executive Board estimated the potential impact of certain uncertainties, including the variables and assumptions that support the estimates, the fundamental accounting policies discussed below are highlighted.

The main accounting policies are described, including those discussed below, in the notes to the Company's consolidated financial statements.

(a) Impairment loss on non-financial assets and investments in associated companies

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets' selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the Presentation of financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (note 15) and its tangible and intangible assets.

Net investments in associated companies are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity's other assets. The investment in an associated company was valued as described in Note 13**.**

(b) (Current and deferred) income tax and social contribution

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (Note 10).

(c) Provision for judicial and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management's judgment (note 24).

(d) Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(e) Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

(f) Leases

The Company has a significant number of the lease contracts in which it acts a lessee (note 16), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Lease, on 01/01/2019, certain judgments were exercised by Company's management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee's loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

10.6. Relevant items not included in the financial statements

a. assets and liabilities directly or indirectly held by the issuer that do not appear in the balance sheet (off-balance sheet items), such as:

operational leases, assets and liabilities

written-off receivables portfolio on which the entity maintains risks and responsibilities

future product or service purchase and sale contracts

contracts for unfinished constructions

future financing receipt contracts

There are no material commitments that have not been indicated in the financial statements.

b. other items not evidenced in the financial statements

Not applicable, as the Company does not have other material items of other natures that are not recorded in its Balance Sheet.

10.7. Comments on items not included in the financial statements.

a. as these items change or may change revenues, expenses, operating results, financial expenses or other items of the issuer's financial statements

Not applicable.

b. nature and purpose of the transaction

Not applicable.

c. nature and amount of assumed obligations and rights generated in favor of the issuer as a result of the operation

Not applicable.

10.8. The directors must name and comment on the main elements of the issuer's business plan, specifically addressing the following topics:

a) Investments, including:

i. Quantitative and qualitative description of investments in progress and forecast investments

TIM continues to advance in sharing initiatives focused on 4G and network transport. This evolution of the Company's network has allowed for a significant expansion of traffic on the 4G network, which provides TIM customers with a better usage experience, both in terms of performance – with higher download and upload speeds and lower latency – as well as in indoor coverage and greater penetration.

Such demand for technological evolution and investments in the sector tends to continue; this can especially be verified considering the 5G auction, which was held in the last quarter of 2021 and established a series of obligations related to the conception of the right-of-use of frequencies, which will surely force the sector to experience a new cycle of investments. The deployment of this new technology will bring very significant advances, enabling the generation of new business models, encouraging an increasingly connected society, and paving the way for the implementation of advancements in research and development.

During the year 2021, the demand for Fixed Broadband was consolidated, and smaller players launched their Initial Public Offerings (IPOs) and strengthened their financial positions to continue growing. Fixed Broadband is a tremendous opportunity in Brazil, as it still has low penetration outside the major urban centers; but, on the other hand, it can be greatly influenced by the separation of service providers and infrastructure players, as service providers can lease infrastructure from smaller companies. Nonetheless, the view of internet access as an essential asset for the population still remains in the sector , which was confirmed by the evolution of TIM Live's customer base and net additions.

On the business development front, among other projects, we highlight the digitization initiatives, aiming to accelerate the development and implementation of digital systems, improving the client experience and providing significant operational and financial efficiencies.

According to the Material Fact published on February 23, 2021, the Company announced an investment forecast of approximately R$ 13.5 billion for the years 2021, 2022 and 2023.

For this new triennium, even in the face of a challenging 2020, TIM reaffirms its commitment

(i) with the sustainable evolution of Revenue from Services, resulting from the search for new lines of services and maintaining its mid-single digit growth estimate for the current year;
(ii) with the improvement of its profitability, with mid-single growth of its EBITDA, even with the preparation costs related to the merger of Oi's mobile assets;
(iii) maintenance of an efficient allocation of capital, characterized by the allocation of CAPEX in digitization, automation and new operating models projects, as well as the implementation of transformational infrastructure projects (network and IT); and
(iv) with the ongoing expansion of cash generation translated by the increase of the EBITDA – CAPEX on Revenue to reach the 24% level.

ii. investment funding sources

The Company's investments are mainly financed by its own cash generation and loans from development and commercial banks. Details on loans and financing are available in item 10.1, sub-items "f" and "g".

iii. material divestitures in progress and estimated divestitures

There were no relevant divestments in years 2021, 2020 and 2019.

b) provided that already disclosed, indicate the acquisition of plant, equipment, patents or other assets that could materially influence the issuer's production capacity

Not applicable.

c) new products and services, indicating:

i. description of research in process that has already been disclosed

ii. total amounts spent by the issuer in researches for the development of new products or services

iii. projects under development that have already been disclosed

iv. total amounts spent by the issuer in the development of new products or services

Not applicable, since the Company does not have any research already published in progress.

10.9. Comment on other factors that have significantly affected the operating performance and which have not been identified or commented in the other items of this section

4. Proposal for the allocation of the results related to the fiscal year 2021 and distribution of dividends by the Company

PROPOSAL FOR NET INCOME DESTINATION
(ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2021 amounted to R$ 2,957,173,992.98 (Two billion, nine hundred and fifty-seven million, one hundred and seventy-three thousand, nine hundred and ninety-two reais and ninety-eight cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity (IOE) already declared

Net income for the fiscal year	2,957,173,992.98
Compensation of accumulated losses	-
	2,957,173,992.98
(-) Constitution of the legal reserve	-139,021,668.85
(-) Non-distributable tax incentives	-176,740,615.94
Adjusted net income	**2,641,411,708.19**
% of minimum dividends established by statute	25%
Minimum dividends calculated based on adjusted net income	**660,352,927.05**
Dividends and Gross IOE distributed in advance	1,047,500,000.00
(+) Additional Dividends and Gross IOE	-
(=) Total Dividends and Gross IOE	**1,047,500,000.00**
(-) Withholding Tax Over IOE	-142,977,185.67
Total Dividends and Net IOE	**904,522,814.33**

Total Net Dividends and Interest on Equity per share	
Amount attributed to common shares, except treasury shares	**0.3737**

3. Inform the dividends' payout ratio for the fiscal year

Dividends and Gross Interest on Equity represents 35.42% of the adjusted net income, while Dividends and Net Interest on Equity represents 34.42% of the adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares

According to the table in item 6, all amounts related to IOE were approved and declared during the fiscal year of 2021 and will be submitted to ratification at the Annual General Meeting.

b. The conditions and term for payment of dividends and interest on shareholders' equity

The Board of Directors approved the payment of IOE at meetings held 07/20/2021 (approval of the 1st installment), 10/27/2021 (approval of the 2nd installment) and 01/25/2021 (approval of the 3rd installment), ad referendum of the Annual General Meeting (AGM).

c. Possible interest and monetary update on dividends and interest on shareholders' equity

There was no correction for interest on equity.

d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving

It will be the date of the AGM itself that will approve the destination of the result for the year 2021, on March 29th, 2022.

6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders' equity already declared

The Company decided on the distribution of IOE as detailed below:

	IOE / Dividends	Gross	Gross Value per Share	Withholding Tax	Net	Board of Directors Approval date	Payment date
1st	IOE	350,000,000.00	0.144654605	47,864,976.88	302,135,023.12	06/09/2021	07/20/2021
2nd	IOE	137,500,000.00	0.056809776	18,736,805.72	118,763,194.28	09/24/2021	10/27/2021
3rd	IOE	560,000,000.00	0.231366129	76,375,403.07	483,624,596.93	12/15/2021	01/25/2022

b. Inform the respective payments' dates

The payment dates are indicated in the table in item 6.a above.

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2021	2020	2019
Net income for the fiscal year	2,957,173,992.98	1,843,689,908.96	3,860,161,940.81
Net income per share	1.222	0.762	0.091

b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years

	2021	2020	2019
Minimum Dividends and Gross IOE	1,047,500,000.00	1,083,000,000.00	1,183,000,000.00
(+) Additional Dividends and Gross IOE	-	-	-
(-) Withholding Tax over IOE	(142,977,185.67)	(162,450,000.00)	(177,450,000.00)
(=) Total Dividends and Net IOE	904,522,814.33	920,550,000.00	1,005,550,000.00
Dividends and IOE – common shares	904,522,814.33	920,550,000.00	1,005,550,000.00
	904,522,814.33	920,550,000.00	1,005,550,000.00
% Dividends and Net IOE over adjusted net income	34.24%	57.88%	28.87%
Dividends and IOE per share			
Common Shares	0.373707	0.380329	0.023774

8. If there is destination for legal reserve

a. Identify the amount allocated to legal reserve

Pursuant to Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of net income for Legal Reserve constitution, in the amount of R$ 139,021,668.85 (one hundred and thirty-nine million, twenty-one thousand, six hundred and sixty-eight reais and eighty-five cents).

b. Detail the calculation of legal reserve

	2021	2020	2019
Net income for the fiscal year	2,957,173,992.98	1,843,689,908.96	3,860,161,940.81
(-) Non-distributable tax incentives	(176,740,615.94)	(169,539,485.52)	(194,161,483.24)
	2,780,433,377.04	1,674,150,423.44	3,666,000,457.57
Constitution of the legal reserve - 5% of net income	(139,021,668.85)	(83,707,521.17)	(183,300,022.88)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

Not applicable.

10. In regard to the the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of adjusted net income.

b. Inform if it is being fully paid

The Company approved the distribution of the total of the mandatory minimum dividends, over the year of 2021, via IOE. All amounts referring to the 3rd installment of IOE were paid at January 25th, 2022, according to the table in item 6.b..

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company's financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 46, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

b. Identify the amount allocated to this reserve

As aforesaid, till the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be registered as statutory reserve.

In 2021, after adjustments to net income and approval by the IOE Board of Directors, the Company's management proposed allocating the amount of R$ 1,593,911,708.19 (One billion, five hundred and ninety-three million, nine hundred and eleven thousand, seven hundred and eight reais and nineteen cents) for the social business expansion reserve.

c. Describe the calculation

Calculation of allocation of adjusted net income

	2021	2020	2019

Net income for the fiscal year	2,957,173,992.98	1,843,689,908.96	3,860,161,940.81
Compensation of accumulated losses	-	-	-
	2,957,173,992.98	1,843,689,908.96	3,860,161,940.81
(-) Constitution of the legal reserve	(139,021,668.85)	(83,707,521.17)	(183,300,022.88)
Adjusted net income	2,818,152,324.13	1,759,982,387.79	3,676,861,917.93
(-) Total Dividends and Gros IOE distributed	(1,047,500,000.00)	(1,083,000,000.00)	(1,183,000,000.00)
(-) Amount distributed to the capital reserve	(176,740,615.94)	(169,539,485.52)	(194,161,483.24)
Amount distributed to the statutory reserve	1,593,911,708.19	507,442,902.27	2,299,700,434.69
80% of the share capital	10,782,312,406.04	10,782,312,406.04	10,780,937,411.90

15, If there are estimated retained earnings due to the Capex budget

a, Identify the withheld amount

Not applicable,

b, Provide a copy of the Capex budget

Not applicable,

16, If there is allocation of the results to the tax incentives reserve

a, Inform the amount allocated to the reserve

R$176,740,615.94 (one hundred and seventy-six million, seven hundred and forty thousand, six hundred and fifteen reais and ninety-four cents).

b, Explain this allocation nature

Law 11,638 / 07, when modifying the structure of the Shareholders' Equity, also changed the form of registration of donations and subsidies for investments, no longer allowing their registration directly in a Capital Reserve, as provided for in Decree 3,000 / 1999, in its art, 545, Thus, such record started to be transferred to the result for subsequent transfer to the Profit Reserve - Tax Incentive Reserve,

5. Appointed to the positions of effective members of the Company's Board of Directors

Nominees to the Positions as Board of Directors Members of the Company and Attendance at Board Meetings

Name	Date of Birth	Occupation	CPF/ Passport No.	Position	Date of Election	Investiture	Term of Office	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates *	% of Attendance at Board Meetings**
Alberto Mario Griselli	April 24, 1969	Bachelor of Engineering	058.431.817-07	Board Member	January 31, 2022	February 1, 2022	AGO 2023	CEO and member of the Environmental, Social & Governance Committee	Yes	No	-	-
Claudio Giovanni Ezio Ongaro	June 11, 1968	Bachelor of Electronic Engineering	YA4595942	Board Member	December 15, 2021	December 15, 2021	AGO 2023	Member of the Compensation Committee and of the Environmental, Social & Governance Committee	Yes	No	-	-

* Number includes mandates in TIM S.A. and TIM Participações S.A., the latter merged into TIM S.A. On Aug. 31, 2020.
** Percentage includes participation in the meetings of TIM S.A. and TIM Participações S.A., the latter merged into TIM S.A. on Aug. 31, 2020.

CLAUDIO GIOVANNI EZIO ONGARO

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since December 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Compensation Committee
- Issuer
- Since December 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Strategy & Business Development Officer
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Regulatory Affairs & Wholesale Market Officer/Department Wholesale Market
- The company is the indirect controlling shareholder of the Issuer
- Since April 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer/Department Mergers & Acquisition
- The company is the indirect controlling shareholder of the Issuer
- Since November 2019

- **WINDTRE**
- Telecommunications segment
- Head for coordinating the Company's main strategic projects
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Member of the Board of Directors
- Issuer
- Since December 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Compensation Committee
- Issuer
- Since December 2021

- **TIM S.A.**
- Telecommunications segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Strategy & Business Development Office
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Regulatory Affairs & Wholesale Market Officer/Department Wholesale Market
- The company is the indirect controlling shareholder of the Issuer
- Since April 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer/Department Mergers & Acquisition
- The company is the indirect controlling shareholder of the Issuer
- Since November 2019

- **WINDTRE**
- Telecommunications segment
- Head for coordinating the Company's main strategic projects
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction

declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Strategy & Business Development Office
- The company is the indirect controlling shareholder of the Issuer
- Since December 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Regulatory Affairs & Wholesale Market Officer/Department Wholesale Market
- The company is the indirect controlling shareholder of the Issuer
- Since April 2021

- **Telecom Italia S.p.A**
- Telecommunications segment
- Chief Financial Officer/Department Mergers & Acquisition
- The company is the indirect controlling shareholder of the Issuer
- Since November 2019

ALBERTO MARIO GRISELLI

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Chief Executive Officer
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Chief Revenue Officer
- Issuer
- Since July 2019

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Controlling company of the issuer
- Since February 2022

- **TIMWE**
- Technologic solutions Segment
- Vice President Latin America
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2016 to 2019

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Member of the Environmental, Social & Governance Committee
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Chief Executive Officer
- Issuer
- Since February 2022

- **TIM S.A.**
- Telecommunications Segment
- Chief Revenue Officer
- Issuer
- Since July 2019

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Controlling company of the issuer
- Since February 2022

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

- **TIM Brasil Serviços e Participações S.A.**
- Telecommunications Segment
- Member of the Board of Directors
- Controlling company of the issuer
- Since February 2022

6. Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council

Nominees to the Positions as Regular and Alternate Members of the Company's Fiscal Council and Attendance at Council Meetings

Name	Date of Birth	Occupation	CPF/Passport No.	Position	Date of Election	Investiture	Term of Office	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	No. of Consecutive Mandates*	% of Attendance at Council Meetings**
Anna Maria Cerentini Gouvea Guimaraes	September 19, 1956	Architect	050.287.838-02	Effective Member	March 29, 2022	March 29, 2022	1 year until GSM 2023	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	4	N/A
Heinz Egon Löwen	April 29, 1949	Accountant	017.339.239-34	Alternate Member	March 29, 2022	March 29, 2022	1 year until GSM 2023	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	4	N/A
Jarbas Tadeu Barsanti Ribeiro	March 18, 1951	Economist and Accountant	272.271.707-72	Effective Member	March 29, 2022	March 29, 2022	1 year until GSM 2023	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	4	100%
João Verner Juenemann	February 16, 1940	Accountant and Administrator	000.952.490-87	Alternate Member	March 29, 2022	March 29, 2022	1 year until GSM 2023	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	1	N/A
Josino de Almeida Fonseca	February 12, 1940	Engineer	005.832.607-30	Alternate Member	March 29, 2022	March 29, 2022	1 year until GSM 2023	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	1	86%
Walmir Urbano Kesseli	August 28, 1959	Economist	357.679.019-53	Effective Member	March 29, 2022	March 29, 2022	1 year until GSM 2023	N/A	Yes	Yes, according to Brazilian Law Nr. 6,404/76	6	100%

* Number considers mandates in TIM S.A. and TIM Participações S.A., the latter being merged into TIM S.A. on Aug. 31, 2020.

**Percentage includes participation in the meetings of TIM S.A. and TIM Participações S.A., the latter being merged into TIM S.A. on Aug. 31, 2020.

WALMIR URBANO KESSELI

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From April 2017 to August 2020

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since August 2020

- **Centro de Desenvolvimento Integral Recanto Esperança**
- Nonprofit Organization
- Vice President
- Since July 2020

- **Working for Africa**
- Nonprofit Organization
- President
- Since February 2013

- **ABC VIDA - Curitiba**
- Nonprofit Organization
- President
- Since March 2012

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

HEINZ EGON LÖWEN

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From March 2019 to August 2020

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **Igreja Evangélica de Confissão Luterana no Brasil – Comunidade Concórdia**
- Religious Organization
- Treasurer
- Since March 2018

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Chairman of the Synodal Council – Legal Representative of the Organization
- Since January 2015

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

ANNA MARIA GOUVEA GUIMARÃES

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From March 2019 to August 2020

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From 2016 to March 2018

- **Museu de Arte Moderna de São Paulo – MAM/SP**
- Culture and Education segment
- Board and Governance Committee Member
- Non-profit civil association qualified as OSCIP
- Since 2021

- **RANDON S.A IMPLEMENTOS E PARTICIPAÇÕES**
- Capital assets
- Alternate member of The Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From May 2018 to April 2019

- **VIVER INC & CONSTRUTORA S.A.**
- Building
- Full Member President of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May 2017 to May 2021

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer

- Since August 2020

- **Museu de Arte Moderna de São Paulo – MAM/SP**
- Culture and Education segment
- Board and Governance Committee Member
- Non-profit civil association qualified as OSCIP
- Since 2021

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

JOSINO DE ALMEIDA FONSECA

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- Since March 2021

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From April 2017 to March 2018

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From April 2016 to April 2017

- **SDT8 Ideias e Negócios Ltda.**
- Marketing and advertising segment
- Partner and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2010 to 2021

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- Since March 2021

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

JARBAS TADEU BARSANTI RIBEIRO

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- Since August 2020

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular Board Member - Vice President of Internal Control
- The association is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From January 2015 to December 2018 and Since January 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From April 2016 to March 2018 and from March 2019 to August 2020

- **MLS WIRELESS S.A.**
- Wireless network provider
- Regular member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From Abril 2018 to March 2019

- **Richard Saigh Indústria e Comércio S.A.**
- Food segment
- Regular member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **Rio Paranapanema Energia S.A.**
- Industrial energy segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Companhia Imobiliária de Petrópolis**
- Service Sector
- Regular member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since March 2021

- **Industria de Motores Anauger S.A.**
- Industrial Sector
- Regular member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since September 2021

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- Since August 2020

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular Board Member - Vice President of Internal Control
- The association is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From January 2015 to December 2018 and Since January 2020

- **Richard Saigh Indústria e Comércio S.A.**
- Food segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **Rio Paranapanema Energia S.A.**
- Industrial energy segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Companhia Imobiliária de Petrópolis**
- Service Sector
- Regular member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since March 2021

- **Industria de Motores Anauger S.A.**
- Industrial Sector
- Regular member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since September 2021

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

JOÃO VERNER JUENEMANN

I – Information on main professional experience during the last 5 years.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since March 2021

- **HT Micron Semicondutores S.A.**
- Technology Segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2019 to 2021

- **Brasiliana Participações S.A.**
- Energy Segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2020 to 2021

- **Vibra Energia S.A. (Formerly called Petrobrás Distribuidora S.A.)**
- Oil & Gas
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2019 to 2021

- **Vibra Energia S.A. (Formerly called Petrobrás Distribuidora S.A.)**
- Oil & Gas
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2018 to 2019

- **TIM Participações S.A.**
- Telecommunication Segment
- Alternate member of the Fiscal Council
- The company merged into the Issuer on August 31st, 2020
- From 2008 to 2018

- **Forjas Taurus S.A.**
- Defense and Safety Segment
- Member of the Board of Directors and Coordinator of the Audit and Risks Committee

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2014 to 2017

- **Klabin S.A.**
- Paper distribution segment
- Alternate Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2019 to 2020

- **Klabin S.A.**
- Paper distribution segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2017 to 2018

- **Dimed S.A. Distribuidora de Medicamentos**
- Pharmaceutical segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Falconi Consultores de Resultado S.A.**
- Management and Consulting
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2011 to 2017

- **Saraiva S.A. Livreiros e Editores**
- Retail and Bookstore Segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2016 to 2019

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors and Coordinator of the Audit Committee

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2002

- **Tupy S.A.**
- Iron Casting Segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2009 to 2021

- **Fundação Grupo Boticário de Proteção à Natureza**
- Third Sector
- Member of the Fiscal Council
- From 2016 to 2019

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since March 2021

- **Dimed S.A. Distribuidora de Medicamentos**
- Pharmaceutical segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors and Coordinator of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2002

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM S.A., or any subsidiaries or controllers of such people.

7. Attendance of Effective and Alternates members in the Boards and Committees Meetings of the Company Boards and Committees

Attendance of Company's Board of Directors Nominees at Board of Directors' Advisory Committees' Meetings

COMPENSATION COMMITTEE	
Name	**Attendance at Committee Meetings (%)**
Claudio Giovanni Ezio Ongaro	N/A*

*The Board member was not a member of the Compensation Committee between 01.01.2021 and 31.12.2021

ENVIRONMENTAL, SOCIAL & GOVERNANCE COMMITTEE	
Name	**Attendance at Committee Meetings (%)**
Alberto Mario Griselli	N/A*
Claudio Giovanni Ezio Ongaro	N/A*

* The Board member was not a member of the Environmental, Social & Governance Committee between 01.01.2021 and 31.12.2021

8. Compensation Proposal for the Company's Administrators and Fiscal Council members for the year of 2022

COMPENSATION PROPOSAL OF THE MANAGEMENT AND FISCAL COUNCIL

The process of preparing the Compensation Proposal for Management and the Fiscal Council presented below was supported by market compensation studies, prepared by a renowned specialized consulting firm, with an overview of market practice in general and in selected markets, considering companies with characteristics, size, and governance levels similar to those of the Company.

The evolutionary assumptions adopted for the preparation of this proposal were defined with the main objectives of aligning the compensation of managers with the best practices identified in the market study and supporting the achievement of the Company's strategic objectives.

Therefore, according to the proposal presented to the Compensation Committee and to the Board of Directors of TIM S.A. ("Company"), in meetings held respectively on February 22nd and 23rd, 2022, the following compensation will be proposed to the General Meeting:

1) Board of Directors:

Proposal for a total annual compensation of R$ 4,860,000.00 (four million, eight hundred and sixty thousand Reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

2) Fiscal Council:

Proposal for a total annual compensation of R$ 616,000.00 (six hundred and sixteen thousand Reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

3) Statutory Officers:

Proposal for an annual global remuneration of R$ 77,596,000.00 (seventy-seven million, five hundred and ninety-six thousand Reais).

For the Fixed Remuneration component, it is foreseen the evolution of the amounts currently practiced considering the forecasts for salary growth in the market and high inflation, the change in the composition of the members and the increase in their number from 7 to 8, resulting in a proposal with a total growth of 34.6% in relation to the proposal approved in the previous year.

The proposal regarding the Short Term Variable Compensation considers the most optimistic scenario in relation to the exceeding of the goals established for the program's performance indicators, as foreseen in the Company's policy. Thus, variations in relation to this scenario may impact the actual amount of the short-term variable remuneration to be paid. The 31.7%

increase observed in relation to the proposal approved last year is the natural consequence of the adjustments proposed and explained above in the Fixed Remuneration component.

For the Long Term Variable Remuneration proposal, the continuity of the Company's current Long Term Incentive Plan was considered, considering the amounts referring to the grants already awarded and the making of a new grant, as well as the effects of the changes in the Board of Executive Officers on the Long Term Incentive, in accordance with the regulations and resolutions of the Board of Directors.

For the Benefits component, the proposed amounts reflect the changes in the number of members of the Board of Executive Officers, as well as the adjustments resulting from inflation indexes and current contractual conditions.

And, finally, an additional amount was proposed to provide for expenses with terminations and/or hiring, in case of eventual changes in the current composition of the Board of Executive Officers.

Thus, the compensation amount presented herein provides for an increase of 77.8% of the compensation approved for the previous year.

4) Committees

Proposal for a total annual compensation of R$ 3,024,000.00 (three million and twenty-four thousand Reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

9. Item 13 from the Reference Form

13.1. Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Executive Board, Fiscal Council, Statutory Committees and the Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a. aims of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where the document can be found on the internet,

The Company's Management Remuneration Policy was approved by the Board of Directors on December 15th, 2021 (available on the Company's investor relations website) and is an instrument that aims to establish the rules and principles to define and evolve the compensation of the members of the Board of Directors, Advisory Committees, Fiscal Council and Statutory Board in a competitive way and in accordance with market practices, in order to attract, engage, recognize and retain the human resources necessary to achieve the Company's strategic objectives, always respecting the corporate governance requirements for companies listed in the stock exchange in Brazil.

The resulting remuneration architecture must balance the remuneration (fixed and variable) and enhance the benefits system, aiming at long-term sustainable results to TIM S.A.. The definition of the structure and remuneration amounts is supported by the analysis of market practices, mainly in the high technology and telecommunications market, as well as companies that have similar size and governance characteristics (they are part of the Novo Mercado of Brazil´s Stock Exchange, or listed on the New York Stock Exchange, etc.) being updated annually in line with market movements and the Company's strategic planning.

The methodology foresees the analysis of the remuneration practiced by the market (whether fixed, variable, benefits, remuneration for participation in committees, etc.), considering reference companies and surveys carried out by companies specialized in remuneration such as, for example: Korn Ferry Hay Group, Willis Towers Watson, among others. The comparisons take into account the different statistics available (median, mean, 3rd quartile, etc). The Total Compensation considers the importance of the occupant's role within the organizational structure, based on the market parameters, identified in specialized market surveys. The Fixed Remuneration, Variable Remuneration and Benefits elements are weighted by the job evaluation and matching of the positions.

In the organizational structure of TIM SA, and in the form of the Internal Regulation of the Board of Directors approved on July 29, 2020 and updated on September 28, 2020, there is a specific committee to deal with the topic of remuneration of the Company's Management, the Compensation Committee, which is composed of 3 effective members of the Board of Directors. This Committee is not statutory, but it has a permanent character and, as main competences, the following:

a) prepare for the Board of Directors the proposed apportionment of the annual overall compensation amount set by the General Meeting among the Company's Directors;

b) submit the Executive Board's compensation proposal to the Board of Directors in order to ensure its alignment with the goal of creating value to the Company's shareholders over time;

c) periodically evaluate the compensation criteria for the Executive Officers and the Company's senior management, and, after hearing the CEO, make recommendations to the Board;

d) monitor the implementation of decisions made by the competent bodies and the Company's policies on senior management compensation; and

e) analyze other matters related to the compensation of the Company's members, as requested by the Board.

Also, in the form of the Internal Regulation, the Committee must report to the Board of Directors on its monitoring and evaluation activity and also, in relation to items (a) and (b) above, the Committee must report to the Board, before the Meeting of the Board of Directors held after the Annual Shareholders' Meeting.

The Management's compensation programs and levels are suggested to the Compensation Committee by the Human Resources & Organization Officer, based on the current compensation strategy. When making its recommendations, the Human Resources & Organization Officer takes into account the Company's

challenges, individual performance, market compensation surveys and the competitive context, as well as other aspects such as retention risks, skills and knowledge, experience and potential of each executive. The Human Resources & Organization Officer may occasionally use specialized external consultants to support technical issues.

In addition to the powers set forth above, such Compensation Committee may also assist the Board of Directors in relation to the functions delegated to it.

TIM SA has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO "Management By Objectives", and Management Compensation) approved annually by the Board of Directors, after having been examined and recommended by the Compensation Committee.

It is a responsibility of the Board of Directors to forward the proposal for the maximum global management compensation for approval at the Company's Shareholders Meeting, as well as to define the distribution of the annual global budget approved for the Directors of the different bodies and for the Chief Executive Officer, who is responsible for the distribution of the annual global budget approved for the other Statutory Directors, with the support of the Human Resources & Organization Officer.

Board of Directors:

The compensation practice includes the payment of fixed monthly fees, with no direct and indirect benefits or short and long-term incentives being applied.

The members of the Board of Directors do not have different fees among themselves for exercising this position, with the exception of the Chairman of the Board. It is also noteworthy that Board members may have their total remuneration at the Company differentiated according to their participation or not in advisory committees, which have a specific monthly remuneration, described below.

The compensation of the Board of Directors is revised annually, through comparative analysis with market practices, supported by specialized surveys. Based on the result of these analyses, a compensation adjustment is proposed or not by the Human Resources & Organization Officer, which is first presented to the Compensation Committee which, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

Board of Directors Committees:

The Company has specialized committees, which report to the Board of Directors, namely: Compensation Committee, Control and Risk Committee, Statutory Audit Committee and ESG (Enviromental, Social & Governance) Committee.

Fixed monthly remuneration is provided for effective members participating in committees, which is also revised annually as part of the process described above. Fees for participating in committees are defined based on market practices and may differ between committees and according to the role of the Board member (Coordinator or Member of the Committee).

Fiscal Council:

The compensation practice includes the payment of fixed monthly fees, with no direct and indirect benefits or short and long-term incentives being applicable.

The members of the Fiscal Council do not have different fees among themselves for exercising this position, with the exception of the Chairman of the Board.

The remuneration is revised annually, through comparative analysis with market practices, supported by specialized surveys. Based on the result of these analyses, a compensation adjustment is proposed or not by the Human Resources & Organization Officer, which is first presented to the Compensation Committee which, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

Statutory Executive Board:

The compensation practice includes the payment of fixed monthly fees/wages, direct and indirect benefits, in addition to short- and long-term variable compensation.

Non-statutory Executive Board:

The compensation practice includes the payment of wages, direct and indirect benefits, in addition to short- and long-term variable compensation.

B. breakdown of compensation, indicating:

i. Description of compensation items and their respective goals:

The Board of Directors' and Fiscal Council's Compensation comprises one single item which is the Fixed Compensation, which can be increased by participating in advisory committees. The fixed compensation aims to value the members' strategic role and is based on market practices.

The Statutory and Non-Statutory Executive Board, on its turn, is comprised by 3 items: Fixed compensation, Variable Compensation/Incentive and direct and indirect benefits, in different degrees of relevance, due to market practices, the Company's positioning and the goals for each position. Below we break down each compensation item:

1) Fixed Compensation:

Its purpose is to recognize and reflect the breadth of scope and the value of the position internally and externally, as well as the executive's individual performance, experience, education and knowledge.

2) Variable Compensation/ Incentive:

Aims to reward the achievement and overcoming of the Company's goals, in line with the budget, strategic planning and market practices. Through this instrument, the goal is to reach/exceed the organization's targets and objectives defined in the three-year industrial plan presented to the market. The variable compensation, on the other hand is divided into four groups, as follows:

2.1) MBO
The Management By Objectives (MBO) is a short-term variable compensation program, based on the concept of profit sharing, linked to strategic indicators for the Company's business, containing both corporate and functional goals and objectives (for each department).

- **Corporate Objectives:** macro-objectives of the Company, with high strategic relevance, which depend on the collective efforts of all Company employees to achieve them.

These objectives are proposed annually by the Company's management, in accordance with the challenges of the Industrial Plan, and approved by the Board of Directors, upon recommendation by the Compensation Committee.
The performance indicators that are taken into account in determining the incentive plan's corporate objectives are the main financial and operational indicators and ESG indicators, reassessed and validated annually, always in line with the objectives presented to shareholders for the Triennial Plan.

- **Functional Objectives:** specific objectives of one or more departments, whose results depend heavily on teams involved. They must directly contribute to the achievement of corporate targets.

After defining the Corporate Objectives, the Chief Executive Officer approves the Functional objectives of each department that will support the achievement of corporate objectives. Examples of Functional, objectives such as: Opex of Responsibility, Net Adds, Bad Debt, Customer Satisfaction Indexes, delivery of
various projects (systemic implementations, expansion of telecommunication network, etc), among others.

2.2) Bonus (*una tantum*)

The Bonus is an instrument based on valuing individual performance, which can be used to recognize the executive's outstanding performance, as well as reward initiatives results and specific and relevant projects to the Company.

2.3) Hiring/Retention Bonus
The company, when analyzing the market conditions, context and business challenges and in order to ensure business continuity and achievement of the strategic plan, may offer the payment of one-off bonuses to ensure the hiring and/or retention of key executives. In the specific case of hiring bonuses, this modality aims to enable the realization of more attractive offers to external candidates and to minimize occasional losses that may exist in the transition between companies.

2.4) Long-Term Incentive Plan:

From 2014 to 2016 and from 2018 to 2023, the Company established a share-based compensation plan for senior managers and those employees who hold key positions in the Company. This plan created a long-term incentive mechanism, with the goal of: (i) align the interests of top management with the interests of shareholders, through participation in the business risk; (ii) implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; (iii) increase the competitiveness of the recognition package and (iv) operate as an instrument to retain key people for the Company.

Moreover, we must inform you that the Company has a Disclosure and Securities Trading Policy, in accordance with CVM Instruction No. 358/02, which each new member elected for the Company's senior management must accept by signing the Adhesion Contract, which is filed at the Company's headquarters.

The Long-Term Incentive Plans establishes general terms and conditions for the granting of shares of the Company, by top managers and those employees who occupy key positions in the Company, as approved by the Board of Directors and recommended by the Compensation Committee, based on the proposal of the CEO and the Human Resources & Organization Officer.

Specifically, for 2017, because the Company began the restructuring of its long-term incentive plan, exceptionally and duly approved by the Board of Directors, the long-term plan was a bonus, with the payment conditioned to the achievement of certain TIM's financial indicators and divided into three annual installments.

The administration of the Plan is incumbent upon the Board of Directors, which may delegate the attributions it specifies to the Compensation Committee, subject to the terms of the Plan and the limits provided for by law and in the Company's Bylaws.

The Board of Directors may:

- decide on all and every action related to the Plan's management, interpretation, details or application of the general rules established herein;
- change the Share grant terms and conditions, in order to adapt them to possible requirements that might be necessary due to any amendments to laws or regulations applicable to the Plan or the Share Grant Agreement;
- decide on inaction situations, in compliance with the Plan's general guidelines and the applicable legal provisions;
- analyze exceptions related to the Plan;
- select the participants, at its own discretion, previously assessed by the Human Resources Executive Department and the CEO and examined by the Compensation Committee;
- authorize the Company's Executive Board to execute Share Grant Agreements with the Plan's Participants; and
- in case of exceptions that make it impossible to continue with the Plan, create mechanisms and rules and/or change the terms of the Share Grant Agreement, including replacing it by similar instruments, in order to avoid any distortions and losses to the Participants, the Company and its Shareholders, strictly in line with the Plan's goals.

The Board of Directors is forbidden to, except for the adjustments expressly set forth in the Plan: (i) increase the total limit of Shares that may be granted within the scope of the Plan; (ii) change the provisions related

to Participants' eligibility; or (iii) without the holder's consent, change or harm any rights or obligations arising from the Share Grant Agreement executed with any Participant.

3) Direct and indirect benefits:

Its objective is to offer products and services that increase the well-being of individuals and their families in economic and social terms, reflecting over the value perceived by executives, aiming to attract and retain them in the Company.

The benefits package for each member of Top Management considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys.

The Company seeks to offer a package of benefits to Top Management that is broad and capable of covering the different dimensions of well-being, with eligibility criteria that can be specific or related to the grade and position of the occupant.

The benefits evolve according to market practices and Collective Labor Agreement (Brazilian legal work document), as well as the evolution of people's expectations and needs. Some examples of benefits offered by the Company are: private pension, extended maternity, extended paternity and marriage leave, health plan, dental plan, life insurance, childcare assistance, and food/meal voucher.

The Company also offers executives the opportunity to customize their benefits package in a way that best meets their needs through a flexible benefits platform.

ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total compensation, calculation methodology and adjustment of each compensation item.

2021 Fiscal Year - Realized	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of sitting members	4.8	3.0	7.7	0.0
% of Fixed Compensation	100%	100%	33%	n/a
% of Variable Compensation	0%	0%	32%	n/a
% Remuneration in Stock Options or Shares	0%	0%	35%	n/a

2020 Fiscal Year - Realized	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of sitting members	4.0	3.0	7.0	0.0
% of Fixed Compensation	100%	100%	37%	n/a
% of Variable Compensation	0%	0%	43%	n/a
% Remuneration in Stock Options or Shares	0%	0%	20%	n/a

1. The table above shows the sum of the period between Jan/20 and Aug/20 for TIM Participações S.A. And TIM S.A., added the sum of the period from Sep/20 to Dec/20 (after the merger of TIM Participações) for TIM S.A.

2019 Fiscal Year - Realized	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of sitting members	4.3	3.0	6.4	0.0
% of Fixed Compensation	100%	100%	46%	n/a
% of Variable Compensation	0%	0%	33%	n/a
% Remuneration in Stock Options or Shares	0%	0%	21%	n/a

1. In 2019, TIM S.A. was a subsidiary of TIM Participações S.A., and on 08/31/2020 the merger of TIM Participações S.A. By TIM S.A. was approved. For comparison purposes, the table above shows information on the parent company at that time, TIM Participações S.A.

In addition to the Board of Directors members mentioned above, there are also **5,2** members who fully waived their compensation during the 2021 financial year.

iii. calculation and adjustment methodology for each compensation item

The compensation structure aims to follow market practices mainly from the high-technology and telecommunications market, as well as companies with the same size and governance characteristics (be part of the Novo Mercado, traded on the New York Stock Exchange, etc.) and is updated annually in line with market trends and the Company's strategic planning.

The compensation of the Board of Directors, the Board of Directors Committees and the Fiscal Council are revised annually, through comparative analysis with market practices, supported by specialized surveys. Based on the result of these analyses, a compensation adjustment is proposed or not by the Human Resources & Organization Officer, which is first presented to the Compensation Committee which, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

According to the introduction, the organizational evaluation of positions and compensation amounts is done through an internal system that classifies positions in "ranges" based on the Hay methodology (system that evaluates the main positions of the organization). Through this methodology, the Company makes it easier to compare its position to the market, in addition to supporting the management and development of human resources.

The Executive Board's compensation comprises the following items, with different levels of relevance, due to their impacts on the Company's results as follows:

1) Fixed Compensation

1.1) Base salary or monthly compensation of management services the fixed compensation consists of the payment of 12 wage installments per year, plus the 13th installment and vacation pay for Statutory and Non-Statutory Executive Officers who are hired under the Brazilian Labor Law (CLT).

The fixed compensation benchmark to be the basis of each individual executive officer's compensation is based on the "weight" of their position, according to the Hay methodology. The definition of individual remuneration, as well as its periodic adjustment, mainly take into account its previous remuneration, the criticality of the position, the performance and the achievement of established goals, the need to retain, the internal equity (including that of gender and race) and the comparative analysis with the market, through salary surveys conducted by specialized consultants and the competitive context.

2) Variable Compensation

2.1) MBO

The key performance indicators that are taken into account in determining the compensation items are financial and economic indicators as well as those related to the positions held, reviewed and validated annually, always in line with the goals presented to shareholders in the Three-year Plan.

In 2021, the corporate objectives, with a total weight of 85%, were defined: of a financial nature, namely, EBITDA, EBITDA-CAPEX, Net Service Revenues; related to ESG, namely Customer Satisfaction, Employee Engagement and Management Gender Salary Gap; and with Digital Transformation, such as Percentage of Sales, Recharges, Payments, Collections and Digital Channels.

While the functional objectives change every year and address specific challenges, according to each Officer's responsibilities, for instance: Responsibility Opex, Net Adds, Bad Debt, Complaint Ratios, delivery of several projects (system implementation, expansion of the physical network, etc.), among others. In 2021, the functional objectives had a weight of 15%.

The Executive Board's variable compensation is directly linked to the performance indicators that in each issuer's interests. Therefore, we align and link the interests of Officers with those of the Company.

Each goal is assigned a weight and three target levels, which correspond to 3 payment ranges (50%, 100%, and 150%). All goals are paid individually, and eligibility triggers can be applied. Achievement of goals at

less than the minimum target of 50% do not generate payment and achievements greater than the maximum target have their payment limited to 150%.

For each participant to the Management By Objectives (MBO), a target value is defined based on a wage multiple and its adjustment considers the importance of the position within the organizational structure, based on the Total Compensation market parameters, identified in specialized market research.

2.2) Bonus (*una tantum*)

Bonuses are based on the appreciation of individual performance, justifying the recognition by the company especially with respect to tactical initiatives and specific and relevant projects.

The use of this instrument is linked to a wage multiple, whose payment amount may vary according to the strategic role, the officer's performance in view of the importance of a specific project/initiative and/or financial/qualitative return for the company, in line with Market Compensation Practices.

2.3) Hiring/Retention Bonus

The company, when analyzing the market conditions, context and business challenges and in order to ensure business continuity and achievement of the strategic plan, may offer the payment of one-off bonuses to ensure the hiring and/or retention of key executives. In the specific case of hiring bonuses, this modality aims to enable the realization of more attractive offers to external candidates and to minimize occasional losses that may exist in the transition between companies.

2.4) Long-Term Incentive Plan:

For each participant, a target value is defined based on a salary multiple, which is converted into a target number of shares. Its amount considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in the specialized market surveys.

2014-2016 Plan:

The condition for exercise considered the valuation of TIM shares and was adjusted, in each exercise period, according to the TIM's position in relation to the benchmark panel according to a Total Shareholder Return (TSR) ranking, which measured share performance during each vesting period.

The exercise price was established and defined by the Board of Directors for each grant. The number of options granted every year was determined in accordance with:

- The annual target for each participant was set based on a wage multiple and its adjustment considered the importance of the position within the organizational structure, based on the Total Compensation market parameters, identified in specialized market research; and
- Fair value was based on a financial valuation model of stock options.

2017 Bonus:

Bonus amount considered the performance of the Net Financial Position indicator. Payment was established in 3 installments, linked to performance conditions. Target premium for each participant was set based on a wage multiple and considered the importance of the position within the organizational structure, based on the Total Compensation market parameters, identified in specialized market research.

2018-2020 and 2021-2023 Plan:

The plans consider the granting of shares, according to the achievement of a set of performance metrics (performance shares) and the fulfillment of a defined period of time (restricted shares).

The base price per share, for calculating the number of shares to be granted to each Participant as a premium, considers the average share price, weighted by the financial volume, during a period defined by the Board.

The number of shares granted is calculated according to the market price, dividing the target reward by the base price per share. The number of shares granted may also vary according to performance conditions, for more or less, depending on the criteria defined in each Grant.

Performance metrics defined for the 2018-2020 Plan and 2021-2023 Plan Grants are split into an internal financial goal and an external performance goal related to shares, considering the TSR of the Company's

shares compared to IBrX-50's performance. Both related to an award table with minimum variation of 75% and maximum of 150%. If the internal indicator's minimum goal is not achieved, there is no award for the vesting period assessed. On the other hand, the external indicator, allows to speed up the internal indicator's results, when achieved, in up to +50 p.p. in addition to the 150% limit and can also speed down by 25 p.p. the minimum 75% award.

3) Direct and indirect benefits:
3.1) Private Pension Plan
The company has a Private Pension Plan with Banco Itaú, which guarantees the Company's senior management the same conditions as for the other participants. For nominal wages up to R$ 2,620.00, the Company contributes with 1% of this amount. If the employee receives a nominal wage greater than R$ 2,620.00, the contribution will be as follows: 1% of R$ 2,620.00 plus 6.6% related to the difference between R$ 2,620.00 and the nominal wage. For this contribution, the employee must contribute at least with the same amount. It is also possible to make the contribution amount more flexible through the Flexible Benefits program.
As for the possibility of early redemption, this can take place in the following cases:

- In cases of disability or death, the beneficiary or their dependents will receive in cash 100% of the accumulated fund.
- At any time, the participant can redeem their part of the contribution, being penalized by the withdrawal of the Company's contribution of part thereof in equal proportion.
- At the end of the link with the company, the participant can access the company's contribution, up to the limit of 100%, according to the vesting rule, which considers the proportional release, based on the contribution time.

It should be noted that the Company's Private Pension Plan is not offered to the Board of Directors and Fiscal Council members.

3.2) Benefits Package
The Company has a comprehensive benefits package for the Senior Management, through which TIM offers, according to the eligibility criteria: banking benefits, agreements, extended maternity leave, extended paternity leave, extended marriage license, day-off based on the time the person works in the company, health insurance, pharmacy-assistance, dental plan, life insurance, child-nutrition assistance, daycare assistance, assistance for children classified as Disabled, and meal voucher, education reimbursement and quality of life. The package evolves according to market practices and collective bargaining agreements.
The benefits package for each Senior Management member considers the importance of the position within the organizational structure, based on the market parameters of the Total Compensation, identified in specialized market research.

iv. reasons that justify the compensation components.

The compensation components take into account the importance of each position within the organizational structure, based on Total Compensation market parameters, identified in specialized market research. The Fixed Compensation, Variable Compensation and Benefits are weighted by the organizational assessment of positions through an internal system that classifies positions in "ranges" based on the Hay methodology (system used to assess the organization's key positions). The Company's short-, mid- and long-term compensation elements are based on financial results that serve as standards for setting the variable compensation limits and the share plan, and equality between results and the Company's executives' bonus is ensured.

v. existence of members not compensated by the issuer and the reason for this

The Company has 5,2 Board of Directors members who are not compensated, as they expressly waived their compensation amount.

c. key performance indicators taken into consideration in determining each compensation element

<u>Fixed Compensation:</u> Market practices are considered to determine the amount, in addition to the individual performance and achievement of goals.

Variable Compensation:

i. **MBO** - The Company's main corporate economic/financial indicators are associated with this compensation instrument, such as Net Service Revenue, EBITDA and EBITDA (-) CAPEX, plus ESG indicators. Through this instrument, we seek to achieve/exceed the organization's goals and targets established in the three-year plan presented to the market.

ii. **Bonus (*una tantum*) -** Valuing individual performance that justifies recognition by the company. The use of this instrument is not necessarily linked to quantitative and predefined goals.

iii. **Hiring/Retention Bonus** - Need to be attracted to key positions and/or length of stay in the Company or another company belonging to the group.

iv. **Long-Term Incentive Plan:**

2014-2016 Plan: The options had no exercise restrictions, and the exercise price varied according to the comparative performance of TIM's share price in relation to the market.
2017 Bonus: Considered the performance of the cash generation financial indicator - Net Financial Position.
2018-2020 and 2021-2023 Plans: Shares are granted according to the achievement of a set of performance metrics and the fulfillment of a defined period of time. The plan's performance metrics consider internal indicators , a relative external performance indicator (Company's position in a TSR ranking with the companies that comprise the IBrX-50) and ESG indicators.

d. how compensation is structured to reflect the evolution of performance indicators

Through the fixed compensation instruments, to which we link performance metrics for the concession of salary increases and bonuses, as well as through the variable compensation instruments to which we link the Company's economic and performance goals to the targets established in the organization.

e. how the compensation policy or practice is aligned with the issuer's interests in the short, medium and long term

We link our programs to economic and financial indicators, based on the commitment made in the Industrial Plan disclosed to the market, which we reward based on the results achieved.

Through the targets defined for variable compensation programs, we encourage short-, mid- and long-term commitments, maintaining the strict alignment of the interests of the Company's management with those of its shareholders.

f. existence of compensation paid by subsidiaries, controlled companies, direct or indirect controlling companies

The members of the Statutory Executive Board, the Board of Directors and Fiscal Council, as a result of the activities performed for the Company, have their compensation fully supported by TIM S.A.

g. existence of any compensation or benefit linked to the occurrence of certain corporate events, such as the sale of the issuer's corporate control.

The Company does not establish compensation or benefit linked to the occurrence of corporate events. However, it can establish a Retention Bonus or link certain performance goals in its variable incentive instruments to those who directly work on the challenges related to the corporate movement, thus enabling

the fulfillment of the strategic plan and creation of value to shareholders. Lastly, the share-based Long-Term Incentive Program allows the Board of Directors to review it, taking the necessary measures for its continuity, including replacing it by similar instruments in order to avoid any distortions and losses to the Participants, the Company, its Shareholders, strictly aligned to its goals.

h. Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:

i. the issuer's management bodies and committees that participate in the decision-making process, identifying how they participate

The Board of Directors and the Compensation Committee participate in the decision-making process, as already indicated in item 13.1 "a".

ii. criteria and methodology used for setting individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

The methodology foresees the analysis of the compensation practiced by the market (whether fixed, variable, benefits, compensation for participation in committees, etc.), considering reference companies and surveys provided by companies specialized in compensation such as, for example: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different statistics available (median, average, 3rd quartile, etc.).

iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, MBO, Management Compensation) approved by the Board of Directors annually, after being examined and recommended by the Compensation Committee.

13.2 - In relation to the compensation recognized in the results of the last three fiscal years and that provided for in the current fiscal year of the board of directors, statutory executive board and fiscal council:

The number of members indicated below corresponds to the annual average of members of each body calculated monthly for each fiscal year.

Total Remuneration of Fiscal Year on 12/31/2022 - Budgeted

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	**10.0**	**8.0**	**3.0**	**21.00**
No. of paid members	**10.0**	**8.0**	**3.0**	**21.00**
Fixed annual Remuneration	**9,460,800.00**	**28,170,000.00**	**739,200.00**	**38,370,000.00**
Salary or management fees	4,860,000.00	14,657,000.00	616,000.00	**20,133,000.00**
Direct and indirect benefits	-	2,314,000.00	-	**2,314,000.00**
Investments in committees	3,024,000.00	0.00	-	**3,024,000.00**
Other	1,576,800.00	11,199,000.00	123,200.00	**12,899,000.00**
Description of other fixed Remuneration	Fixed Remuneration - Others refers topayments made to the INSS.			-
Variable Remuneration	**0.00**	**24,257,000.00**	**0.00**	**24,257,000.00**
Bonus	-	0.00	-	**0.00**
Profit sharing	-	17,590,000.00	-	**17,590,000.00**
Attending meetings	-	0.00	-	**0.00**
Commissions	-	0.00	-	**0.00**
Other	-	6,667,000.00	-	**6,667,000.00**
Description of other variable Remuneration	-	Hiring bonus	-	-
Post-employment	-	-		**0.00**
Position interruption	-	-		**0.00**
Stock-based	-	**36,368,000.00**		**36,368.000.00**
Note	-	-	-	**0.00**
Total Remuneration with INSS	**9,460,800.00**	**88,795,000.00**	**739,200.00**	**98,995,000.00**

Total Remuneration of Fiscal Year on 12/31/2021 - Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	**10.0**	**7.7**	**3.0**	**20.70**
No. of paid members	**4.8**	**7.7**	**3.0**	**15.50**
Fixed annual Remuneration	**4,878,254.42**	**17,898,861.56**	**621,264.41**	**23,398,380.39**
Salary or management fees	2,657,258.06	12,040,679.41	517,733.34	**15,215,670.81**
Direct and indirect benefits	-	2,234,465.33	-	**2,234,465.33**
Investments in committees	1,487,935.48	-	-	**1,487,935.48**
Other	733,060.88	3,623,716.82	103,531.07	**4,460,308.77**
Description of other fixed Remuneration	Fixed Remuneration - Others refers topayments made to the INSS.			-
Variable Remuneration	**0.00**	**14,126,100.54**	**0.00**	**14,126,100.54**
Bonus	-	1,407,000.00	-	**1,407,000.00**
Profit sharing	-	11,316,633.04	-	**11,316,633.04**
Attending meetings	-	-	-	**0.00**
Commissions	-	-	-	**0.00**
Other	-	1,402,467.50	-	**1,402,467.50**
Description of other variable Remuneration	-	Retention e Hiring	-	-

Post-employment	-	-	-	0.00
Position interruption	-	-	-	0.00
Stock-based	-	15,175,867.48	-	15,175,867.48
Note	-	-	-	0.00
Total Remuneration with INSS	4,878,254.42	47,200,829.58	621,264.41	52,700,348.41

Total Remuneration of Fiscal Year on 12/31/2020 - Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	10.0	7.0	3.0	20.00
No. of paid members	4.0	7.0	3.0	14.00
Fixed annual Remuneration	3,813,322.66	13,599,511.86	604,800.00	18,017,634.52
Salary or management fees	2,340,000.00	9,832,910.38	504,000.00	12,676,910.38
Direct and indirect benefits	-	1,982,783.12	-	1,982,783.12
Investments in committees	836,133.33	-	-	836,133.33
Other	637,189.33	1,783,818.36	100,800.00	2,521,807.69
Description of other fixed Remuneration	Fixed Remuneration - Others refers topayments made to the INSS.			-
Variable Remuneration	0.00	13,501,167.03	0.00	13,501,167.03
Bonus	-	2,227,203.69	-	2,227,203.69
Profit sharing	-	6,730,451.81	-	6,730,451.81
Attending meetings	-	-	-	0.00
Commissions	-	-	-	0.00
Other	-	4,543,511.53	-	4,543,511.53
Description of other variable Remuneration	-	-	-	-
Post-employment	-	-	-	0.00
Position interruption	-	-	-	0.00
Stock-based	-	6,342,626.70	-	6,342,626.70
Note	-	-	-	0.00
Total Remuneration with INSS	3,813,322.66	33,443,305.59	604,800.00	37,861,428.25

Total Remuneration of Fiscal Year on 12/31/2019 - Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	9.9	6.4	3.0	19.3
No. of paid members	4.3	6.4	3.0	13.7
Fixed annual Remuneration	3,725,399.57	11,817,934.88	604,800.00	16,148,134.45
Salary or management fees	2,266,666.67	8,415,479.88	504,000.00	11,186,146.55
Direct and indirect benefits	0.00	1,789,206.38	0.00	1,789,206.38
Investments in committees	796,000.00	0.00	0.00	796,000.00
Other	662,732.90	1,613,248.62	100,800.00	2,376,781.52
Description of other fixed Remuneration	Fixed Remuneration - Others refers topayments made to the INSS.			-
Variable Remuneration	0.00	10,162,520.90	0.00	10,162,520.90
Bonus	0.00	5,595,260.35	0.00	5,595,260.35
Profit sharing	0.00	3,667,260.55	0.00	3,667,260.55
Attending meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	900,000.00	0.00	900,000.00
Description of other variable Remuneration	-	Retention	-	0.00
Post-employment	0.00	0.00	0.00	0.00
Position interruption	0.00	0.00	0.00	0.00
Stock-based	0.00	5,378,528.83	0.00	5,378,528.83
Note	-	-	-	0.00
Total Remuneration with INSS	3,725,399.57	27,358,984.61	604,800.00	31,689,184.18

13.3. In relation to variable compensation for the last 3 fiscal years and that foreseen for the current fiscal year for the Board of Directors, Statutory Executive Board and Fiscal Council:

2022 Fiscal Year - Budget	Board of Directors	Fiscal Council	Statutory Executive Board	Total
No. of members	**10.0**	**3.0**	**8.0**	**21.0**
No. of paid members	**10.0**	**3.0**	**8.0**	**21.0**
Amounts in Brazilian Reais				
MBO				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	**0.00**
Target amount set forth in the Compensation Plan	n/a	n/a	11,831,096.67	**11,831,096.67**
Maximum amount set forth in the Compensation Plan	n/a	n/a	17,590,000.00	**17,590,000.00**
Bonus ***(una tantum)***				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	**0.00**
Target amount set forth in the Compensation Plan	n/a	n/a	0.00	**0.00**
Maximum amount set forth in the Compensation Plan	n/a	n/a	0.00	**0.00**

2021 Fiscal Year – Realized	Board of Directors	Fiscal Council	Statutory Executive Board	Total
No. of members	10.0	3.0	7.7	20.7
No. of paid members	4.8	3.0	7.7	15.5
Amounts in Brazilian Reais				
MBO				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	11,157,831.71	11,157,831.71
Maximum amount set forth in the Compensation Plan	n/a	n/a	16,736,747.56	16,736,747.56
Amount effectively recognized on the result of the fiscal year[1]	n/a	n/a	11,157,831.71	11,157,831.71
Bonus ***(una tantum)***				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00

Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	n/a	n/a	1,407,000.00	1,407,000.00
Participation in meetings and committees				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	1,487,935.48	n/a	n/a	1,487,935.48

1. The MBO values reported in this table refer exclusively to the current year's program, and therefore, do not include the variations between the payment occurred in 2021 and the provisioning of the program for the previous year.

2020 Fiscal Year – Realized[1]	Board of Directors	Fiscal Council	Executive Board	Total
No. of members	10.0	3.0	7.0	20.0
No. of paid members	4.0	3.0	7.0	14.0
Amounts in Brazilian Reais				
MBO				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	6,952,330.67	6,952,330.67
Maximum amount set forth in the Compensation Plan	n/a	n/a	10,428,496.01	10,428,496.01
Amount effectively recognized on the result of the fiscal year[2]	n/a	n/a	6,952,330.67	6,952,330.67
Bonus *(una tantum)*				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	n/a	n/a	2,227,203.69	2,227,203.69
Participation in meetings and committees				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	836,133.33	n/a	n/a	836,133.33

1. Up to 08/31/2020, TIM S.A. was a subsidiary of TIM Participações S.A. and on said date the merger of TIM Participações by TIM S.A. was approved. For comparison purposes, the table above present information on its parent company, TIM Participações S.A. from Jan/20 to Aug/20, adding information on TIM S.A. for Sep/20 to Dec/20.
2. The MBO values reported in this table refer exclusively to the current year's program, and therefore, do not include the variations between the payment occurred in 2020 and the provisioning of the program for the previous year.

2019 Fiscal Year – Realized[1]	Board of Directors	Fiscal Council	Executive Board	Total
No. of members	9.9	3.0	6.4	19.3
No. of paid members	4.3	3.0	6.4	13.7
Amounts in Brazilian Reais				
MBO				
Minimum amount set forth in the Compensation Plan	n/a	n/a	0.00	0.00
Target Amount set forth in the Compensation Plan	n/a	n/a	6,190,583.00	6,190,583.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	9,285,874.50	9,285,874.50
Amount effectively recognized on the result of the fiscal year[2]	n/a	n/a	4,113,540.86	4,113,540.86

Bonus *(una tantum)*				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	n/a	n/a	5,595,260.35	5,595,260.35
Participation in meetings and committees				
Minimum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Target amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Maximum amount set forth in the Compensation Plan	n/a	n/a	n/a	0.00
Amount effectively recognized on the result of the fiscal year	796,000.00	n/a	n/a	796,000.00

1. In 2019, TIM S.A. was a subsidiary of TIM Participações S.A., and on 08/31/2020 the merger of TIM Participações S.A. By TIM S.A. was approved. For comparison purposes, the table above shows information on the parent company at that time, TIM Participações S.A.

2. The MBO values reported in this table refer exclusively to the current year's program, and therefore, do not include the variations between the payment occurred in 2019 and the provisioning of the program for the previous year.

13.4. The share-based compensation plan for the Board of Directors and Statutory Executive Board.

a. General terms and conditions

At the Extraordinary General Meeting held on April 10, 2014, the Long-Term Incentive Plan was approved, valid for the years 2014 to 2016, which consists of a stock option plan ("Plan"). Within the scope of the Plan, Company's officers and employees ("Beneficiaries") are eligible to receive call or subscription option of Company's shares by entering into a share call option and/or subscription agreement ("Option Agreement"), which must specify: (a) the number of shares subject to the option; (b) the conditions for acquiring the right to exercise the option; (c) the final term for exercising the option, observing the limit of 6 years from the date of its grant; and (d) the exercise price definition criteria and payment conditions.

For 2017, the Company began the restructuring of its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus, whose payment was conditioned to the minimum achievement of the cash generation financial indicator.

In continuing the restructuring process mentioned, the Company submitted to the competent corporate bodies the new format of the current Long-Term Incentive Program for years 2018-2020. The Plan, approved at the Extraordinary General Meeting held on April 19, 2018, proposes to compensate participants with Company's shares, subject to certain conditions of time (Restricted Shares) and/or performance (Performance Shares). Within the scope of the Plan, the Company's officers and employees ("Participants") are eligible to receive shares issued by us by entering into a share granting agreement ("Share Granting Agreement"), which must specify: (a) the number of Shares purpose of the grant; (b) the general and performance conditions and grace period for the acquisition of the right to receive the Shares; (d) the performance factors and how they can modify the Performance Share volume granted and (e) the Share volume that will be subject to the Share Ownership Policy. The number of shares may vary, up or down, as a result of performance and eventually the granting of dividends, considering the criteria provided for in each Grant. In general, the performance objectives are linked to economic / financial indicators, shareholder performance metrics (example: Total Shareholder Return) and ESG (Enviromental, Social & Governance) indicators, always in line with the objectives presented to shareholders for the Plan Triennale.

A new Long-Term Incentive Program for the years 2021-2023 was approved at the Extraordinary General Meeting of TIM SA (TIM Participações SA prior to the merger into TIM SA on August 31, 2020), held on March 30, 2021, whose Regulation contains the same characteristics as the 2018-2020 Plan mentioned above.

The share-based Long-Term Incentive plans are managed by the Board of Directors, supported by the Compensation Committee, observing the terms of the Plan and the limits provided by law and the Company's Bylaws.

b. Main goals of the plan

TIM S.A.'s long-term incentive plan is based on shares and aims to: (i) align the interests of top management with the interests of shareholders, through participation in the business risk; (ii) implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; (iii) increase the competitiveness of the recognition package and (iv) operate as an instrument to retain key people for the Company.

c. How the plan contributes to these goal

By enabling Beneficiaries to become our shareholders in special conditions, it is expected that they have strong incentives to engage effectively with the creation of value and carry out their duties in order to integrate the interests of shareholders, to the corporate goals and our growth plans, thus maximizing our profits and creating a long-term relationship between these professionals and the company. The granting of stock options and/or share subscription also encourages the Beneficiaries, through the commitment of their own resources, to seek immediate appreciation of shares, without, however, compromising the growth and future appreciation of the shares. This model also enables the sharing of risks and gains, through the valuation of shares. In addition, the adopted model expects to be effective as a mechanism for retaining managers and employees, mainly due to the sharing of the share appreciation and the condition to maintain the employment relationship to access a certain number of options/shares.

d. How the plan fits into the issuer's compensation policy

The Plan is part of our compensation policy, which seeks, in addition to fair retribution and reflex of performance, to adequately compensate the skills and responsibility of our executives who have distinguished themselves for significantly contributing to the Company's performance, or whose employment is of vital importance to the proper implementation of the Company's plans and strategies.

e. How the plan aligns the interests of the management and the issuer in the short-, medium- and long-term

The options granted based on the Plan have a gradual 3 - 6 years grace period, with possibility of short-, mid- and long-term gains, always pegged to the creation of value and performance goals, whether economic/financial or share performance (such as the company's TSR compared to a benchmark), as well as the maintenance of the connection to the company.

f. Maximum number of shares covered

Shares granted under the Long-Term Incentive Plan, including those already or not exercised by participants, and excluding those canceled under the Plan may grant rights on a number of shares that does not exceed 2% of the Company's total shares during the term of the Plan, provided that the total number of Shares issued or issuable under the Plan is within the limit of the Company's authorized capital.

g. Maximum number of options to be granted

The number of options to be granted within the scope of the share-based Long-Term Incentive Plan, including those already or not exercised, and discounted canceled shares, pursuant to the Plan, are limited to a number of shares that do not exceed 2% of the total number of Company's shares during the Plan's effectiveness, provided that the total number Shares issued or capable of being issued within the scope of the Plan are within the limit of the Company's authorized capital stock.

h. Conditions for acquisition of shares

The conditions for the acquisition of shares, as provided for in the Plan, are set forth in the Option Agreement or in the Share Granting Agreement to be entered into with each Participant. To be able to exercise the stock options, the Participants must inform the Company of their intention of acquiring shares and pay the exercise price to the Company within the terms set forth for each grant. To be entitled to receive the shares granted as Restricted Shares and/or Performance Shares, the beneficiary must wait a maximum period of 90 days, after the end of the Company's grace period, to transfer the shares, provided that the conditions are met of performance and grace period.

i. Criteria for setting the purchase or exercise price

The exercise price of the options granted ("Exercise Price"), for the 2014-2016 Plan, and the base price per shares granted, for the 2018-2020 and 2021-2023 Plans, established by the Board of Directors, have the recommendation of the Compensation Committee and the following variables according to the respective Plans:

1. 2014-2016 Plan

(i) Measurement Date of the Base Price per Share: date, to be set by the Board of Directors, prior to the granting of options under the Plan, to determine the Base Price per Share;

(ii) Base Price per Share: may vary according to the Grant, as follows:

1st, 2nd, 3rd Grants: the Company's average share price, weighted according to the daily financial trading volume in the last 30 days on B3 immediately prior to the Measurement Date of the Base Price per Share.

(iii) Measurement Date: date to be set by the Board of Directors, prior to the initial exercise term for the options granted under the Plan (as set forth in the respective Option Agreements), for determining TIM's positioning in relation to the benchmark panel, considering a TSR (Total Shareholder Return) ranking, necessary for determining the Exercise Price.

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares of different companies in a certain time frame, combining the variation of the Share price and the Dividends to demonstrate the return to shareholders. It is calculated according to the following formula: (Final Share Price - Initial Share Price + Dividends) / Initial Share Price. For the purpose of calculating this index, when a company owns more than one type of share, the TSR result of each of them will be weighted by its total market value (Share volume x Shares price), using as reference the Initial Share Price period;

(vi) Absolute Performance:

1st, 2nd, 3rd Grants: This Plan does not consider the assessment of absolute performance.

(vii) Relative Share Performance: share performance ranking, comprising the shares of TIM S/A's and Similar Companies' shares and/or indexes representing a securities portfolio, calculated through the concept of Total Shareholder Return.

If the position achieved by the Company's Shares is between the last position and the median position, the Exercise Base Price shall be positively adjusted according to the percentages listed in annex I, this adjustment is limited to:

(a) 5% of Base Price per Share for the 1st Grace Period;

(b) 10% of Base Price per Share for the 2nd Grace Period;

(c) 15% of Base Price per Share for the 3rd Grace Period;

If the position achieved by the Company's Shares is between the first position and the median position, the Exercise Base Price shall be negatively adjusted according to the percentages listed in annex I, this adjustment is limited to:

(a) -5% of Base Price per Share for the 1st Grace Period;

(b) -10% of Base Price per Share for the 2nd Grace Period;

(c) -15% of Base Price per Share for the 3rd Grace Period;

If the position reached by the Company's Shares is the last position, the right of the Beneficiary for 25% of the Options that mature at that time will be extinguished.

2. 2018-2020 Plan and 2021-2023 Plan

The Plans forecast for 2018-2020 and 2021-2023 enables TIM management and/or employees to receive payments in Company's shares, subject to certain conditions of time (Restricted Shares) and/or performance (Performance Shares). Unlike the mechanics determined for the 2014-2016 Plan, the 2018-2020 Plan and 2021-2023 Plan does not include criteria for setting the acquisition or exercise price, as it grants shares at market value, according to the rules below:

(i) Measurement Period of the Base Price per Share: period, to be set by the Board of Directors, prior to the Share Grant, to determine the Base Price per Share.

(ii) Base Price per Share: average Share price, weighted by the daily financial trading volume at B3 (B3 S.A. - Brasil, Bolsa, Balcão), during the Measurement Period of the Base Price per Share

j. Criteria for fixing the exercise term

For the 2014-2016 Plan, the Board of Directors established a limit term for exercising the options individually for each Beneficiary in the respective Option Agreements. Notwithstanding, in each Plan's terms, the term for exercising the options should be a maximum of six years from the date of the grant.

For the 2018-2020 Plan and 2021-2023 Plan, given it is a share grant plan and not a stock option plan, there is no exercise term.

k. Settlement method

For the 2014-2016 Plan, the payment of the Exercise Price is made on demand, upon acquisition, with the beneficiaries' own resources.

Alternatively, if the Beneficiary's bond with the Company is in effect, the Board of Directors approved the grating of a specific term for the payment of the Exercise Price to the Beneficiaries, according to the Plan.

In case of financing by the Company, for the exercise of options related to the 2014-2016 Plan, the Beneficiary must settle the amount in no later than 10 business days, authorizing the Beneficiary to do so with the proceeds from the sale of shares purpose of the option.

For the 2018-2020 Plan and 2020-2021, form of liquidation was not determined, as there is no procedure for the acquisition of shares since the Plan provides for the granting of shares at market value. The Board of Directors may pay in shares with or without the respective amount in cash.

l. Restrictions on the transfer of shares

The Board of Directors, as the Plan's manager, shall comply with the best governance practices and rules on the restriction on the transfer of granted, acquired or subscribed shares upon the exercise of the stock option and/or the acquisition of shares. As of the 2018-2020 Plan, the Board of Directors is also authorized to set a minimum stock ownership guideline.

m. Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

Notwithstanding the provisions of the Plan or any of the Option Agreements or Share Grant Agreements, the options/shares granted under the Plan will terminate automatically, all its effects automatically stop in the following cases:

(i) the full exercise of the stock option, considering the grants for the Plans effective between 2014 and 2016 or the fully receipt of the shares within the scope of the 2018-2020 and 2021-2023 Plan's grant;

(ii) after the options expire, for the grants of the 2014-2016 Plan;

(iii) upon termination of the Stock Option or Share Grant Agreement;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the Board of Directors' discretion or whenever situations that, under the law or regulations, restrict or prevent the trading of shares by the Beneficiaries/Participants; and

(vi) in assumptions of resignation of the Beneficiary/Participant described in item "n" below.

n. Effects of the resignation of the Administrator from the Company's management bodies on their rights under the share-based compensation plan

If the Beneficiary leaves the Company at their own will, or if the termination of the mandate, termination of the Beneficiary's employment agreement or provision of services has been given by a decision of the Company and without cause (or without the occurrence of facts that would constitute just cause, if the Beneficiary were the Company's employee), the rights arising from non-exercisable options on the date of termination, according to the rules of the Option Agreement will be automatically terminated by operation of law, regardless of prior notice or payment of damages. For the 2014-2016 Plan, such rights may be exercised within 6 months of the termination date, under penalty of extinction, in full right, regardless of prior notice or payment of damages. Notwithstanding, the Board of Directors is authorized, on an exceptional basis, to anticipate the exercise period related to options granted to the Beneficiaries who resigned, as a result from the above causes.

In case the Company decides to terminate the employment agreement during the period of up to 12 months after the event date that features the transfer of the Company's share control, the Beneficiary may fully exercise the option with respect to the rights exercisable or not exercisable at the time of termination, and the Board of Directors must take the necessary measures to this end, including the definition of the option exercise conditions.

For the 2018-2020 Plan and 2021-2023 Plan, if the Company decides to terminate the employment agreement without cause (or without the occurrence of facts that would constitute just cause if the Participant was employed by the Company), the right to receive Granted Shares that have not completed the Grace Period on the date of termination, shall be proportional to the Grace Period actually completed, dividing the total of months completed by the total of months that comprise the Grace Period, considering as "month" the period of 30 consecutive days In case the Beneficiary resigns from the Company, the right

to receive the Granted Shares that have not completed the Grace Period on the resignation date will be automatically be extinguished, by operation of law, regardless of prior notice or payment of damages.

In case of termination of the mandate, termination of the Beneficiary's employment agreement or provision of services has been given by a decision of the Company and with cause (or with the occurrence of facts that would constitute just cause, if the Beneficiary were the Company's employee), all and every right arising from Option/Share Agreement will be automatically terminated by operation of law, regardless of prior notice or payment of damages.

In case of retirement of the Beneficiary, the Beneficiary may exercise the option with respect to the rights exercisable at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or payment of damages.

In case of termination of the Beneficiary due to permanent disability, the Beneficiary may exercise the option with respect to the rights exercisable or not exercisable at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or payment of damages.

In case of death the Beneficiary, for the 2014-2016 Plan, the Beneficiary's heirs or successors may fully exercise the option with respect to the rights exercisable or not exercisable at the time of the death, according to the rules of the Option Agreement, no later than 1 year from the date of death, under penalty of extinction, by operation of law, regardless of prior notice or payment of damages. For the 2018-2020 Plan and 2021-2023 Plan, the Participant's heirs and successors will receive in full the amounts of Shares Granted that have not completed the Grace Period (considering 100% of performance conditions for the remaining period) in cash, regardless of compliance with the Grace period.

In the event of removal of the Participant, for the 2018-2020 Plan and 2021-2023 Plan, making it impossible for him/her to exercise his/her activities in the Company, the Board of Directors may authorize the receipt of part or all of the Shares object of his/her Share Grant Agreement, regardless of the Grace Period

For the purposes of the Plan, it shall not be considered termination in the event of the Beneficiaries/Participants being relocated in another company of the same group, understood any direct or indirect parent company of the Company, affiliated company, subsidiary or subject to common control.

13.5. Regarding share-based compensation recognized in the last 3 fiscal years and planned for the current fiscal year for the Board of Directors and the Statutory Executive Board, prepare a table with the following content:

With the objective of improving transparency and understanding of the grants of the current Plans based on shares, we chose, starting from this exercise, to demonstrate the history of grants separately by Plan, according to the following tables.

Plan 2014-2016 (Stock Options)

Share-based compensation expected for the current fiscal year - 2022 Fiscal Year	Board of Directors	Statutory Executive Board
No. of members	**10.0**	**8.0**
No. of paid members	**0.0**	**0.0**
Granting of stock options		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Number of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Deadline for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum period for exercising the options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Restriction period for the transfer of shares	N/A	N/A
Weighted average exercise price [1]:		
(a) Options outstanding at the beginning of the fiscal year	N/A	N/A
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Fair value of the options on the grant date	**N/A**	**N/A**
Potential dilution in the event of the exercise of all options granted	**N/A**	**N/A**

Share-based compensation - fiscal year ended on 12/31/2021	Board of Directors	Statutory Executive Board
No. of members	**10.0**	**7.7**
No. of paid members	**0.0**	**7.7**
Granting of stock options		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Number of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Deadline for the options to become exercisable	N/A	09/29/2015 - 1st grant

		10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum period for exercising the options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Restriction period for the transfer of shares	N/A	N/A
Weighted average exercise price [1]:		
(a) Options outstanding at the beginning of the fiscal year	N/A	R$ 7.50
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	R$ 7.50
(d) Options expired during the fiscal year	N/A	N/A
Fair value of the options on the grant date	**N/A**	**R$ 4.43 - 1st grant R$ 2.35 - 2nd grant R$ 2.42 - 3rd grant**
Potential dilution in the event of the exercise of all options granted	**N/A**	**N/A**

Share-based compensation - fiscal year ended on 12/31/2020	**Board of Directors**	**Statutory Executive Board**
No. of members	**N/A**	**7.0**
No. of paid members	**N/A**	**7.0**
Granting of stock options		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Number of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Deadline for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum period for exercising the options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Restriction period for the transfer of shares	N/A	N/A
Weighted average exercise price [1]:		
(a) Options outstanding at the beginning of the fiscal year	N/A	R$ 10.82
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	R$ 12.09
(d) Options expired during the fiscal year	N/A	R$ 13.72
Fair value of the options on the grant date	**N/A**	**R$ 4.43 - 1st grant R$ 2.35 - 2nd grant R$ 2.42 - 3rd grant**
Potential dilution in the event of the exercise of all options granted	**N/A**	**N/A**

Share-based compensation - fiscal year ended on 12/31/2019	**Board of Directors**	**Statutory Executive Board**
No. of members	**N/A**	**7.0**
No. of paid members	**N/A**	**7.0**
Granting of stock options		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant

Number of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Deadline for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum period for exercising the options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Restriction period for the transfer of shares	N/A	N/A
Weighted average exercise price [(1)]:		
(a) Options outstanding at the beginning of the fiscal year	N/A	R$ 10.02
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	R$ 8.22
(d) Options expired during the fiscal year	N/A	N/A
Fair value of the options on the grant date	**N/A**	**R$ 4.43 - 1st grant R$ 2.35 - 2nd grant R$ 2.42 - 3rd grant**
Potential dilution in the event of the exercise of all options granted	**N/A**	**N/A**

[1] **The Weighted Average Exercise Price** informed in the tables above refer to (i) adjusted Base Price per Share, for more or less, due to the Relative Share Performance of the 2014-2016 Plan grants, (ii) Base Price per Share of the 2018-2020 Plan grants, for outstanding or expired shares, and (iii) average price of treasury shares on the grant date, for exercised options.

[2] For the CEO, the calculation considers the Share Performance portion with weight of 100%.

Plan 2018-2020 (*Performance Shares and/or Restricted Shares*)

Share-based compensation expected for the current fiscal year - Year 2022	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**N/A**
No. of paid members	**N/A**	**N/A**
Grant of shares		
Grant date	N/A	N/A
Number of options granted	N/A	N/A
Schedule for calculation / transfer of shares	N/A	N/A

Share-based compensation - year ended 12/31/2021	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**N/A**
No. of paid members	**N/A**	**N/A**
Grant of shares		
Grant date	N/A	N/A
Number of options granted	N/A	N/A
Schedule for calculation / transfer of shares	N/A	N/A

Share-based compensation - year ended 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	**N/A**	7.0
No. of paid members	**N/A**	7.0

Grant of shares		
Grant date	N/A	April 14, 2020
Number of options granted	N/A	492,644
Schedule for calculation / transfer of shares [1]	N/A	Shares by Performance (70%): 1/3 on 04/14/2021; 1/3 on 04/14/2022 and 1/3 on 04/14/2023 Restricted Shares (30%): 100% in 3 years

1 For the CEO, the mechanics considered the Performance Shares portion with 100% weight.

Share-based compensation - year ended 12/31/2019	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**7.0**
No. of paid members	**N/A**	**7.0**
Grant of shares		
Grant date	N/A	July 30, 2019
Number of options granted	N/A	584,473
Deadline for the options to become exercisable	N/A	Shares by Performance (70%): 1/3 on 07/30/2020; 1/3 on 07/30/2021 and 1/3 on 07/30/2022 Restricted Shares (30%): 100% in 3 years

Plan 2021-2023 (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2022	Board of Directors	Statutory Executive Board
No. of members	**10.0**	**8.0**
No. of paid members	**0.0**	**0.0**
Grant of shares		
Grant date	N/A	To be defined
Number of options granted	N/A	To be defined
Schedule for calculation / transfer of shares	N/A	To be defined

Share-based compensation - year ended 12/31/2021	Board of Directors	Statutory Executive Board
No. of members	**10.0**	**7.7**
No. of paid members	**0.0**	**7.7**
Grant of shares		
Grant date	N/A	May 05, 2021
Number of options granted	N/A	2,382,516
Schedule for calculation / transfer of shares [1]	N/A	Shares by Performance (70%): 1/3 on 05/05/2022; 1/3 on 05/05/2023 and 1/3 on 05/05/2024 Restricted Shares (30%): 100% in 3 years

1 For the CEO, the mechanics considered the Performance Shares portion with 100% weight.

Share-based compensation - year ended 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**N/A**
No. of paid members	**N/A**	**N/A**
Grant of shares		
Grant date	N/A	N/A
Number of options granted	N/A	N/A
Schedule for calculation / transfer of shares	N/A	N/A

Share-based compensation - year ended 12/31/2019	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**N/A**
No. of paid members	**N/A**	**N/A**
Grant of shares		
Grant date	N/A	N/A
Number of options granted	N/A	N/A
Deadline for the options to become exercisable	N/A	N/A

13.6. Regarding the outstanding options of the Board of Directors and the Statutory Executive Board at the end of the last fiscal year:

- 1st Grant - 2014-2016 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2021	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**7.7**
No. of paid members	**N/A**	**0.0**
Options not yet exercisable		
Quantity	N/A	0
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	0	0
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Total fair value of the options on the last day of the fiscal year	N/A	N/A

- 2nd Grant - 2014-2016 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2021	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**7.7**
No. of paid members	**N/A**	**0.0**
Options not yet exercisable		
Quantity	N/A	0
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	N/A	0
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Total fair value of the options on the last day of the fiscal year	N/A	N/A

- 3rd Grant - 2014-2016 Plan

Outstanding options at the end of the fiscal year ended on 12/31/2021	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**7.7**
No. of paid members	**N/A**	**2.0**
Options not yet exercisable		
Quantity	N/A	**0**
Date on which they will became exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of the options on the last day of the fiscal year	N/A	N/A
Exercisable options		
Quantity	N/A	112.552
Maximum term for exercise of options	N/A	November 08, 2022
Restriction term for the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	R$7.4904
Fair value of the options on the last day of the fiscal year	N/A	R$2.68 per option
Total fair value of the options on the last day of the fiscal year	**N/A**	**R$790,769.05**

Note: The calculation of the fair value of the Plan 2014 - 2016 considers the fair value of each vesting of the Grants, based on the Monte Carlo method.

13.7. Options exercised and shares delivered related to stock-based compensation of the Board of Directors and Statutory Board in the past 3 fiscal years (*)

Outstanding shares at the end of the fiscal year ended on 12/31/2021	Board of Directors	Statutory Executive Board
No. of members	**N/A**	7.7
No. of paid members	**N/A**	7.7
Shares not yet exercisable	N/A	
Quantity	N/A	204,282
Weighted average exercise price	N/A	R$ 7.5028
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ 6.1986
Exercisable shares	N/A	
Quantity	N/A	402,806
Weighted average exercise price	N/A	R$ 12.7578
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	-R$ 0.5935

Outstanding shares at the end of the fiscal year ended on 12/31/2020	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**7,0**
No. of paid members	**N/A**	**7,0**
Shares not yet exercisable		
Quantity	N/A	142,645
Weighted average exercise price	N/A	R$ 7.6536
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ 8.1464
Exercisable shares		
Quantity	N/A	186,870
Weighted average exercise price	N/A	R$ 15.4828
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ -1.2178

Outstanding shares at the end of the fiscal year ended on 12/31/2019	Board of Directors	Statutory Executive Board
No. of members	**N/A**	**7.0**
No. of paid members	**N/A**	**5.0**
Shares not yet exercisable		
Quantity	N/A	268,380
Weighted average exercise price	N/A	R$ 7.4644
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ 5.8585
Exercisable shares		
Quantity	N/A	50,494
Weighted average exercise price	N/A	R$ 11.6400
Difference between the exercise value and the market value of the shares related to the options exercised	N/A	R$ 0.4700

Note 1: The **Weighted Average Exercise Price** reported in the tables above corresponds (i) to the Base Share Price adjusted, upwards or downwards, as a result of the Relative Shareholding Performance of the 2014-2016 Plan grants, and (ii) the price average number of Treasury shares at the time of the grant for the 2018-2020 Plan grants.

Note 2: The **market value of the shares** related to the exercised options considered the trading price on the dates of the respective asset transfer order documents. For the shares exercised, the market value corresponds to the share price on the trading day on which the shares became vested.

13.8. Summary description of the information required to understand information disclosed in items 13.5 to 13.7, as well as the explanation of the share and option pricing method, indicating, as a minimum:

a. pricing model	Monte Carlo simulation for the 2014-2016 grants, due to the dependence on the performance of the Companies to define the exercise price. For the grants of the 2018-2020 and 2021-2023 Plans, due to the fair value of the shares being equivalent to the face value of the share at the time the plan grants are calculated, there is no simulation of fair value.
b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, expected volatility, life term of the option, expected dividends and the risk-free interest rate	**2014-2016 Plan - 2014 Grant** - weighted average share price (base price) of R$ 13.42 on the grant date, volatility of 44.6% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 10.66% p.a. **2014-2016 Plan - 2015 Grant** - weighted average share price (base price) of R$ 8.45 on the grant date, volatility of 35.50% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 16.1% p.a. **2014-2016 Plan - 2016 Grant** - weighted average share price (base price) of R$ 8.10 on the grant date, volatility of 36.70% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 11.73% p.a. **Plan 2018-2020** - The share's fair value is equivalent to the share's face value at the time the assessment of the plan's grants Therefore, there is no fair value simulation. **Plan 2021-2023** - The share's fair value is equivalent to the share's face value at the time the assessment of the plan's grants Therefore, there is no fair value simulation.
c. method used and assumptions made to incorporate the expected effects of early exercise	There is no possibility of holding early exercise. The exercise periods are pre-determined by the Board of Directors. Specifically, for the 2018-2020 and 2021-2023 Plans, there is no delimitation of the exercise period, but it is necessary, as it was determined for the 2014 - 2016 Plans, to wait for the grace period to be completed.
d. way of determining the expected volatility	Calculated from the correlation between TIM's historical results and the other companies that make up the panel of participating companies, in addition to the Ibovespa index, observing the daily returns in the historical period of six years (effectiveness of the Plan) before the Assessment Date.
e. if any other characteristic of the option was incorporated into the fair value calculation	For the 20141-2016 Plans, given the features of the option plan, once the exercise price of the options depends on the price performance of a group of shares/index, the Monte Carlo method was applied in the evaluation and incorporated the probability of the expected returns of share prices/index in the pricing model. As for the 2018-2020 and 2021-2023 Plans, there is no fair value simulation since the shares' fair value is equivalent to the share's face value at the time of calculating the grants of the plan.

13.9 - Inform the number of shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling companies, subsidiaries or companies under common control, by members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, grouped by body, on the closing date of the last fiscal year:

On December 31, 2021:

Board of Directors		
Securities	Securities Characteristics	Quantity
Shares	Common Stock Registered Share	277.956

Statutory Board		
Securities	Securities Characteristics	Quantity
Shares	Common Stock Registered Share	511.994

Audit Committee		
Securities	Securities Characteristics	Quantity
Shares	Common Stock Registered Share	0

Controlling Company		
Securities	Securities Characteristics	Quantity
Shares	Common Stock Registered Share	1.611.969.946

13.10. Information on pension plans offered to the Board of Directors and Statutory Executive Board.

2021 Fiscal Year	Board of Directors[1]	Statutory Executive Board
No. of members	n/a	7.7
No. of paid members	n/a	3.0
Plan name	n/a	TIM's Supplementary Social Security Plan
No. of members of the management who are entitled to retire	n/a	0
Conditions for early retirement	n/a	None
Updated amount of cumulative contributions to the pension plan up to the close of the last fiscal year, discounted the portion related to contributions paid directly by the management members.	n/a	R$2,556,269.60
Total accrued amount of contributions made in the last fiscal year, discounted the portion of contributions directly made by the management.	n/a	R$ 406,801.74
Possibility of and conditions for early redemption	n/a	YES

OBS.: The accrued amount can vary negatively due to the early termination of a Pension Plan participant.

I. if there is the possibility of early redemption and what are the conditions

In this plan, all employees are eligible to and can join the pension plan at any time since they join in the periods agreed between TIM and Itaú Previdência Privada (Private Pension).

During the contribution period, the redemption of the employee's contribution part can also be made at any time. In the case of partial redemption, the employee will forfeit the proportional amount of the company's contribution. The total redemption of the basic contribution will only be possible if the plan is canceled.

If the employee is dismissed before fulfilling the eligibility conditions for the benefit, they will redeem 100% of their contribution and, regarding TIM's contributions, it will be redeemed in accordance with a scale that begins when the employee reaches 3 years with the company at 30% and after 10 years, they can redeem 100% of the amount paid by the company.

13.11. Maximum, Minimum and Medium Individual Remuneration of the Board of Directors, the Statutory Board and the Audit Committee

	Statutory Officers			Board of Directors			Fiscal Council		
	2019	2020	2021	2019	2020	2021	2019	2020	2021
No. of members	6.4	7.0	7.7	9.9	10.0	10.0	3.0	3.0	3.0
No. of paid members	6.4	7.0	7.7	4.3	4.0	4.8	3.0	3.0	3.0
The highest compensation amount (BRL)	7,253,890	8,782,686	16.140.159	936,000	1,236,000	1,415,000	168,000	168,000	180,800
The lowest compensation amount (BRL)	1,205,142	2,633,852	2.036.971	75,000	624,000	589,194	42,000	168,000	42,000
The average compensation amount (BRL)	3,217,533	4,522,784	5.683.971	361,630	794,033	872,672	126,350	168,000	172,578

13.12. Describe contractual arrangements, insurance policies or other instruments that are compensation or damages mechanisms for the management in the event of dismissal or retirement, indicating the financial consequences to the issuer:

For the Board of Directors and Fiscal Council members, when the latter is instated, there is no contract provision or other mechanism that provides additional compensation or payment of damages in case of dismissal or retirement.

For Statutory Executive Officers, their contracts may or may not set forth additional compensation or payment for damaged in the event of termination, corresponding to the amounts and the conditions, of a legal or complementary nature, to be paid in the event of the end of the term or termination of the employment relationship with the Company. The severance payments of a legal nature are calculated and paid by the company in accordance with current and applicable legislation for each type of termination. Any additional amounts and severance conditions are defined based on market practices, considering the different termination modalities. Factors that affect this definition are also the position involved, the Executive's time in the Company, the context and conditions under which terminations are being carried out. In general, such compensation is related to noncompete agreements and/or early termination of the contract. The contracts may also provide variable compensation settlement forms, for those who, at the date of termination, do not yet have the results of their goals available.

At the end of the 2021 fiscal years, 8 of the Company's officers have labor contracts with such clauses. In none of the contracts, the amounts exceed 2 annual compensation (fixed, variable and benefits).

The Company has a civil liability insurance policy for the Directors and Officers (D&O), with CHUBB Seguro Brasil S.A. and Tokio Marine Seguros S.A., effective from October 15, 2020 to October 15, 2021. The maximum damages limit for this policy is USD 50 million and the net premium for the insured period is 100%.

13.13. Percentage of total compensation of the management and Fiscal Council members who are related parties to the parent company:

Regarding the Board of Directors members who are related parties to the parent company, direct or indirect, we indicated below the compensation percentage per management body, recognized in the Company's results for 2019, 2020 and 2021:

Management Body	Compensation percentage recognized in the income for		
	2019	2020	2021
Board of Directors	100%	100%	100%
Statutory Executive Board	100%	100%	100%
Fiscal Council	100%	100%	100%

1. Up to 08/31/2020, TIM S.A. was a subsidiary of TIM Participações S.A. and on said date the merger of TIM Participações by TIM S.A. was approved. For comparison purposes, the table above present information on its parent company, TIM Participações S.A. from Jan/20 to Aug/20, adding information on TIM S.A. for Sep/20 to Dec/20.

2. For comparison purposes, the table above presents information on its former parent company, TIM Participações S.A., for 2019.

13.14. Management or Fiscal Council compensation, grouped by management body, received for any other reason other than their position:

In the fiscal year ended December 31, 2021, the Company did not pay its Statutory Executive Officers for any position other than the ones they are hired for. For fiscal years ended 2019, the Company was a subsidiary of TIM Participações S.A. and said company also did not pay its Statutory Executive Officers or Board of Directors and Fiscal Council members for other activities other than those they have been hired for.

13.15. Management and fiscal council compensation accounted for in the income statement of the issuer's parent company, direct or indirect, companies under common control and subsidiaries:

The Company's Executive Officers, Board of Directors members and Fiscal Council members have their compensation fully paid by TIM S.A.

13.16. Provide other information that the issuer deems relevant

The Company understands that there is no other relevant information.

10. Proposal of extension of the Cooperation and Support Agreement

Highlights

- ADVISIA OC&C strategy consultants is the responsible for independent fairness opinion of cooperation & support contract with Telecom Italia – according to CAE requirements in 2018. The positioning will be issued to support CDA of 2022;

- Total Amendment Value is € 7.90 M, decrease of 2.3% compared with previous Amendment (€ 8.09 M);

- Total Amendment value for approval (€ 7.90 M) is partially dependent on budget availability;

- Total number of Projects is 48, a decrease of c.c. 2.0% compared with the 14th Amendment (49 projects);

Cooperation and support 2022/23 offer


Total yearly contract value
M EUR
Legend: Consulting network Consulting Com & Corp Outsourcing network Outsourcing IT Plug & Play IT
2016/17
2017/18
2018/19
2019/20
2020/21
2021/22
2022/23
YoY¹ (%)
Total¹ (%)
Price¹ (%)
Man-day¹(%)
CAGR² (%)
Total
11.75
10.88
10.88
8.80
9.65
8.09
7.90
2%
9%
11%
-6%
Breakdown
Consulting
4.65
2.97
5.57
2.14
6.08
2.16
4.39
2.08
4.29
1.83
Detailed on next slides
3.03
1.48
3.36
1.40
11%
6%
5%
1%
4%
-8%
Outsourcing
1.73
1.65
1.59
1.11
1.08
1.10
1.40
1.82
1.45
1.41
1.43
22%
2%
13%
11%
24%
-3%
Plug & Play
0.8
0.5
1.1
0.8
0.4
0.3
0.3
0.4
6
0.4
1
0%
11%
11%
-14%
Contract mix
% of value
25 15 6 14 40
20 13 14 6 51
19 10 14 6 56
24 5 14 6 50
46 16 6 14 20
37 22 18 6 14
43 18 6 14 18

1. Comparison between 2021/22 and 2022/23
2. CAGR 2016 to 2022
Source: TIM Brasil

Main benefits of cooperation and support 2022/23 offer

15th Amendment| 2022

Consulting projects details

Consulting (60%Total)

Value in k€ and number of projects



36 Projects (4,758 k€)
5 New projects¹ (160 k€)
31 Renewed projects¹ (4,559 k€)

Main benefits

- Support on **classification and risk analysis of TIM Brasil IT Applications** in order to fulfill the requirements, highlighted from Compliance, Audit and ERM
- Ensure **strategic and economic synergies** on projects planned for Security structure of the whole TIM group, taking advantages from TIM Italia general experience and methodologies
- Support TIM Brasil in the **exploitation of 5G opportunities**
- Analysis and evaluation of opportunities for **improvement in the quality of Mobile Services**
- Support TIM Brasil in topics concerning **Ultra Broadband FTTx networks**, with respect to deployed technologies and state of art technologies

1. Telecom Italia classification

Source: TIM Brasil

Main benefits of the contract – COMM & CORP

Consulting projects details – Commercial and Corporate

Customer expectations on sector demand a consistent and optimized structure of commercial and corporate functions guaranteeing high quality of service

1. Optimization of commercial services to accompany the expansion of converged ultra-broadband networks
2. Need to support the increase in site density through corporate functions
3. Advanced analytics tools
4. Dynamic customer expectations and new technologies driving a disruption in the current telcos operating model

COMM & CORP	CAPEX (k€)
Virtual security	1,698
Corporate functions	1,664
TOTAL[1]	**3,361**

Main benefits for TIM Brasil

- Improvement and creation of solutions to **prevent cyber attacks** and information compromise
- Know How sharing about **going initiatives and blue prints** in Italy
- Consulting services to support and share experiences in risk management solutions to **monitor threats and mitigate impacts**
- Provisioning of **support to internal team engagement**, sharing best practices for people development, benefits granting and human resources tools
- Know-how in methodologies, processes and critical paths in **Audits, Compliance and Risk Management**

1. Total expected Commercial and Corporate services on 2022/23 contract

Source: TIM Brasil

Rate Comparison (Jan/2022 – 15th Amendment)

ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.

Consulting

Average range – Analysis on European fares

€/Man Day	Min	Max
Blended rates	712	2.331

TI Blended[23456]: 727 (Normal)

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[1]	408	1,275

Outsourcing IT and Plug & Play

Average range – Analysis on Italian fares

€/Man Day	Min	Max
Blended rates	406	622

TI Blended[23457]: 442[8] (Normal)

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[1]	193	417

Risk | Attention[8] | Normal

1. TIM Plan internal EUR/BRL exchange rates were used in this analysis: 2021: 6.38 2022: 6.29 2023: 6.18
2. Europe 2021 annual inflation 5.0% (Eurostat)
3. Brazil 2021 annual inflation 10.06% (IBGE)
4. Taxes excluded
5. Blended rate considers 0% of Consulting labor and 0% of IT labor conducted in Brazil
6. Blended rate considers: 29% Senior manager, 36% Manager, 35% Consultant
7. Blended rate considers: 4% Senior manager, 5% Manager, 91% Consultant
8. Our price information base is not exhaustive; therefore, we accept 1 standard deviation – 68.2% Confidence Interval (in IT case +- 40 EUR) above and below our defined range.

Source: TIM Brasil

Telecom Italia rates–Local and Brazil – €/Man Day

Actual vs. forecast comparison

			2021/22	2022/23
Consulting	Senior manager Rate[1]	Local	1,085	1,085
		Brazil	1,785	1,785
	Manager Rate[1]	Local	665	665
		Brazil	1,365	1,365
	Senior consultant Rate[1]	Local	490	490
		Brazil	1,190	1,190
Outsourcing / Plug & Play	IT Rate[1]	Local	400	400
		Brazil	1,000	1,000

		2021/22	2022/23
Blended rates[1]	Consulting	719	727[2]
	IT	400	442[2]

Telecom Italia maintained all rates from 14th to the 15th amendment

There is a daily travel expense rate that is added to the daily rate when the service is delivered in Brazil:

- Consulting: + 700 €/Man Day
- IT: + 600 €/Man Day

Blended rate increase due to an increase in team seniority

1. Taxes excluded
2. Travel expenses were not considered in these rates

Source: TIM Brasil

11. Fairness Evaluation of the Cooperation and Support Agreement

Telecom Italia services to TIM Brasil on 2022 sum 7.90M € and it is divided in consulting services, outsourcing systems/support and plug & play tools…

Executive summary

Telecom Italia services come since 2006 and brought expertise in many subjects to TIM Brasil…	• Telecom Italia services to Tim Brasil S.A. were idealized in 2006 to foster benefits from expertise, solutions and innovations, which are still not broadly available in the Brazilian market, with optimized CAPEX and lower implementation risk – 15 years of contract since 2006 with a value of ~10M € per annum – ~240 projects accomplished and ~150M € in services along the contract duration
… the 15th amendment has total value of 7.90 M € and scope of 48 projects in different subjects. *Pages 6-10*	• In 2022 the 15th amendment value is on **7.90M €,** divided in Consulting (4.76M), Outsourcing (2.84M) and Plug&Play (0.30M); with the following definition: – **Consulting:** Scope **4.76M €** with 36 projects – Best practices, experience sharing, guidance and support in operational and corporate subjects – **Outsourcing and other services**: Scope **2.84M €** with 11 projects – Development, maintenance, testing and support in customized solutions, including network equipment specifications and testing – **Plug & Play:** Scope **0.30M €** with 1 project – Telecom Italia developed solutions implemented with adjustments for TIM Brasil
For the Fairness Opinion these projects were analyzed according to their specificities and a brief CSA process diagnosis was conducted *Pages 12-14*	• For each project type there was a different approach on analysis: – **Consulting services:** Interviews were made with management from TIM in Brazil and man-day prices were compared with International Strategic and Management Consultants in Brazil and Europe – **Outsourcing and other services**: Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy – **Plug&Play:** Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy

Source: ADVISIA OC&C analysis

… in Fairness opinion we analyzed CSA projects related processes and also compared man-day prices with consulting firms and IT professionals

Executive summary

Telecom Italia rates in consulting are in line with most European and Brazilian references, in IT rates are within the acceptable limit[1] of the range charged in Brazil… *Pages 15-18*	• Prices charged by Telecom Italia are competitive with European and Brazilian consulting firms; that is due to a significant standard deviation in management and strategic consulting prices in most market: – **Consulting services:** Telecom Italia man-day prices are within the range of management and strategic consulting firms both in Italy and in Brazil – **IT services**: Telecom Italia IT prices are within the range of IT professional hiring costs in Italy, in Brazil they are at the limit of the range but within an acceptable range[1].
… interviewing management of most projects, the main takeaways were (i) importance of software services and testing for operations in TIM Brazil and (ii) a few improvements on process *Pages 19-21*	• SCTR, Timplan, REGMAN, NGASP and Erato softwares are an important part of TIM technologies; they ease TIM Brasil and Telecom Italia data and information exchange and are constantly being improved according to TIM Brasil's needs. After diagnosing gaps in company areas, other tools from Telecom Italia • New projects are responsible for 2.0% of total contract value (160k €) • Advanced network expertise and up-to-date technologies in Telecom Italia provide know-how for several types of testing that are essential for network diagnosis. Technical reports and insights on new equipment could provide competitive advantage for TIM Brasil • The Roadmap focus is on overall projects benefits; many managers believe that defining deliverables beforehand is a very good improvement for the current process

1. Our price information base is not exhaustive, therefore we accept 1 standard deviation – 68.2% Confidence Interval (in IT case +- 40 EUR) above and below our defined range.

Source: ADVISIA OC&C analysis

From the 12th Amendment onwards, all projects were classified by ADVISIA according to nature of services with clear definitions

Project classification – After 12th Amendment

#	Category	Definition	Served areas	Larger projects
1	Consulting	Best practices, experience sharing, guidance and support in operational and corporate subjects	Comm & Corp[1]	▪ Cyber Security Projects & Solutions Sharing ▪ Revenue Assurance
			CTIO	▪ Innovation, Architecture and Engineering ▪ Mobile access network automation
2	Outsourcing & other services	Development, maintenance, testing and support in customized solutions for all areas in TIM Brasil, including Network equipment specifications and testing	CTIO	▪ Testing Automation ▪ LIMA-C Brasile ▪ NGASP-EVO ▪ REGMAN
3	Plug & Play	Telecom Italia developed solutions implemented with required adjustments in TIM Brasil	CTIO	▪ SCTR Brasile

1. BSO, CFO, CRO, Strategy & Transformation, Legal, HR & Organization, Regulatory, Audit and Compliance

Source: ADVISIA OC&C analysis

Contract categorization

The 15th Amendment includes 48 projects, classified by nature as consulting, outsourcing and plug & play

2022/23 – 15th contractual amendment scope

In k €


New
Renewed
4,758
160
4,599
1
2,838
0
2,838
2
308
308
3
7,905
160
7,745
Consulting
Outsourcing
Plug & play
Total of projects

Contract categories	Consulting	Outsourcing	Plug & play	Total of projects
# of Renewed projects	31	11	1	43
# of New projects	5	-	-	5

Functionality definition

- Most CSA services are **consulting** projects focused on knowledge transfer to the areas of CTIO, Corporate and Commercial
- **Outsourcing** projects encompass methodologies/systems that require adaptation services, current improvements and support
- The other systems provided by Telecom Italia, classified as **plug & play**, are applicable to the reality of TIM Brasil with minor adjustments

Source: ADVISIA OC&C analysis

1 Consulting

Telecom Italia's business and technical expertise is assimilated by TIM Brasil through consulting guidance and experience sharing projects

Consulting projects – Per area
In k €

	Value	Projects
Corporate	3,361	8
Network	1,397	28
Total	**4,758**	**36**

Per start year[1]
In % of total value



8%
3%
32%
56%
1%
2018 & before
2019
2020
2021
2022

Per value type[1]
In % of total value



0%
100%
Labor Costs (in Italy)
Labor Costs (in Brazil)

15th amendment top 4 projects
In k €



1,141 (24%)
752 (16%)
500 (11%)
421 (9%)
1,944 (41%)
4,758
Cyber Security Projects and solutions sharing
Revenue Assurance
Revenue Competence Center / Software Factory
ICT Security & ICT Risk Management Support
Other projects
Total

1. Values consider projects' prices in 2022/23

Source: ADVISIA OC&C analysis

Outsourcing projects include tools development and maintenance, apart from network testing and support services

Outsourcing projects – Per area
In k €

	Value	Projects
IT	1,425	2
Network	1,413	9
Total	**2,838**	**11**

Per start year[1]
In % of total value



9%
0%
44%
47%
0%
2018 & before
2019
2020
2021
2022

Per value type[1]
In % of total value



7%
93%
Labor Costs (in Italy)
Labor Costs (in Brazil)
Other Costs
Licenses

15th amendment top 4 projects
In k €



1,325 (47%)
456 (16%)
361 (13%)
201 (7%)
495 (17%)
2,838
Testing Automation
NGASP-EVO
REGMAN
Sentinel: automation of Network DC Configuration - Management & Orchestration
Other projects
Total

1. Values consider projects' prices in 2022/23
Source: ADVISIA OC&C analysis

Other systems provided by Telecom Italia are classified as plug & play due to their readiness to use in Brazil, demanding minor adjustments

Plug & Play projects – Per area
In k €

	Value	Projects
IT	308	1
Total	**308**	**1**

Per start year[1]
In % of total value


100%
2016 & before

Per value type[1]
In % of total value


0%
100%
Labor Costs (in Italy)
Labor Costs (in Brazil)

15th amendment project
In k €


308
SCTR Brasile
Only project classified as plug & play tool

The major difference between plug & play and outsourcing projects is the **versatility of the tools** to be implemented. Plug & play tools require less time and effort for IT developments

1. Values consider projects' prices in 2022/23
Source: ADVISIA OC&C analysis

There is a specific approach for each project category and a brief assessment on CSA related processes was conducted

Project categories approach

		Definition		Analysis
1	**Consulting**	Best practices, experience sharing, guidance and support in operational and corporate subjects	⇨	**Interviews & Consulting price comparison**
2	**Outsourcing & other services**	Development, maintenance, testing and support in customized solutions for all areas in TIM Brasil, including Network equipment specifications and testing	⇨	**Interviews & IT Price comparison**
3	**Plug & Play**	Telecom Italia developed solutions implemented with required adjustments in TIM Brasil	⇨	**Interviews & IT Price comparison**

Source: ADVISIA OC&C analysis

For software services and licenses we will evaluate labor costs as it represents the major part of costs

Project categories approach

1. **Consulting**
2. **Outsourcing & other services**
3. **Plug & Play**

1. Labor costs explain ~98% of total contract value, therefore should be prioritized in analysis

Illustrative


Total labor: 98%
80%
18%
2%
0%
100%
Labor costs (in Italy)
Labor costs (in Brazil)
Licenses
Other costs
Total

2. Benchmark on man-day prices for consulting and IT services


Min
Max
3,000
1,500
0
Benchmaring fare ranges
Consultant
IT professional

- **A1** Man-day prices from consulting firms, including network projects
- **A2** Man-day prices from IT professionals
- **A3** Logistics, lodging and other costs

Source: ADVISIA OC&C analysis

For testing and support, interviews with TIM Brasil experts will drive the project importance and QoS provided

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

1. Interviews with main stakeholders



Interviews with key stakeholders assessing:

- Main deliverables
- Quality of service
- Relevance of project for TIM Brasil network capabilities

2. Diagnosis on projects deliverables



Rationalize and sum-up interview quotes on project importance

- **B1** Interviews sum-up
- **B2** Projects grow and new projects
- **B3** Deliverables

Source: ADVISIA OC&C analysis

There are 2 main disclaimers on price comparison analysis: (i) Gross-up effect on Telecom Italia prices and (ii) discount on consulting prices

A Disclaimers on price comparison analysis

- In CSA contract TIM Brasil pays all project value (7,905k € for 15th amendment) **plus all taxes and costs of transaction** (+2,772k €)
- When making prices comparison analysis, other suppliers' man-day rates were cut-off by 25.96%

2022/23 – 15th amendment scope
In k €


10,676
7,905
2,772
25.96%
All taxes considered
(IR and CS, PIS, Cofins, Cide)
Amendment value
Gross-up
Estimated payment value

Source: ADVISIA OC&C analysis

1 Consulting – Market Price Comparison

Telecom Italia's consulting service rates are within multinational strategic and management consulting firms price range both in Brazil and in Italy

A1 European market consulting firms rates[1,2]

In € / man-day

	Multinational strategic consulting		Multinational management consulting	
	Player A	Player B	Player C	Player D
Senior manager	2,987	2,170	1,299	901
Manager	2,358	1,473	1,163	806
Senior consultant	1,729	1,108	581	448

Min.	Max.
901	2,987
806	2,358
448	1,729

Blended[3]
712 – 2,331

✓

Brazilian market consulting firms rates[1,2]

In € / man-day

	Player E	Player F	Player G	Player H
Senior manager	1,557	1,298	660	489
Manager	1,393	1,161	590	437
Senior consultant	902	751	311	306

Min.	Max.
489	1,557
437	1,393
306	902

Blended[3]
408 – 1,275

✓

Telecom Italia average rates at 15th amendment consulting services

In € / man-day

TELECOM ITALIA	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	0%
Manager	665	1,365	
Senior consultant	490	1,190	

Blended
1,085
665
490

Blended[3]
727[3]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2021: 6.38 2022: 6.29 2023: 6.18
2. Taxes excluded
3. 29% Senior manager, 36% Manager, 35% Consultant

Source: ADVISIA OC&C analysis

1 Consulting – Market Price Comparison

Taking a deeper look within Brazilian prices, Telecom Italia's rates are closer to management consulting prices

A1 **Comparison between consulting firms pricing[1,2] and Telecom Italia**

In € / man-day


Multinational strategic consulting[1,2]
Multinational management consulting[1,2]
Telecom Italia[3]
1,600
1,400
1,200
1,000
800
600
400
200
Player E
Player F
Player G
Player H
Senior consultant
Manager
Senior manager

Telecom Italia pricing in Brazil

- Prices competitive with most multinational strategic and management consulting firms (Ex: OC&C, Mckinsey, BCG, Oliver Wyman, Bain, Accenture, Deloitte, KPMG, Ernst Young,etc)

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2021: 6.38 2022: 6.29 2023: 6.18
2. Taxes excluded

Source: ADVISIA OC&C analysis

Telecom Italia's IT service rates are within IT professional teams price range in Italy and within the acceptable limit[5] charged in Brazil

A2 Comparison between Telecom Italia's IT rate, Italian and Brazilian blended man-day rates[1,2]

In € / man-day

Italy:

Min.	Max.
406	622

✓

Brazil:

Min.	Max.
193[3]	417[3]

✓

Price diagnosis

- Within range compared to European IT firms' prices
- Within reasonable range[5] compared to Brazilian IT firms' prices

Telecom Italia prices for IT services on 15th amendment

In € / man-day

TELECOM ITALIA

	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	0%
Manager	665	1,365	
Senior consultant	400	1,000	

	Blended
IT professional	442[4]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2021: 6.38 2022: 6.29 2023: 6.18
2. Taxes excluded – usually payed by service provider
3. Junior team composed of Júnior Project Manager and Júnior specialists / Senior team, composed of Project Manager and Senior Specialists
4. 4% Senior manager, 5% Manager, 91% Consultant
5. Our price information base is not exhaustive, therefore we accept 1 standard deviation – 68.2% Confidence Interval (in IT case +- 40 EUR) above and below our defined range.

Source: ADVISIA OC&C analysis

Interviews on projects have shown that Telecom Italia has technologies and know-how that distinguish from the market

B1 Projects perception based on internal interviews

Not exhaustive

	Topics discussed	Internal team perception	
Consulting	• Revenue assurance • Digital security and risk management • Network engineering • Architecture innovations • Solutions for QoS and KPI control	*"Telecom Italia's consulting services point out technical and procedural lags in TIM Brasil and, from there, we are able to structure improvements."* **Executive manager**	*"An improvement possibility on CSA projects is defining clear deliverables per project beforehand – technical reports, workshops, etc."* **Executive manager**
Outsourcing & other services	• Technical specifications for software implementation • Systems improvements and support • License management • Network testing labs	*"Telecom Italia's network is more technologically advanced, so following its steps towards modernization and virtualization is a great guideline to improve our positioning."* **Executive manager**	*"When providing tests and technical support, Telecom Italia's experts share fixed broadband experience that is vital to TIM Fiber in Brazil."* **Engineering manager**
Plug & Play	• Interconnection billing tool	*"Using Telecom Italia's tools simplifies software implementation and maintenance, skipping most of the development steps."* **Executive manager**	

Source: ADVISIA OC&C analysis

Most project prices have increased compared to previous contract, renewed projects had a price growth mainly due to increased scope

B2 Projects price behavior YoY[1,2]

In k €
(# of projects)

	Decrease	Increase	Total
Consulting	-222 (19)	+87 (12)	-135 (31)
Outsourcing & other services	-29 (5)	+168 (6)	+140 (11)
Plug & Play	-0 (1)	0 (0)	-0 (1)
Total	**-251 (25)**	**+255 (18)**	**+4 (43)**

+ 5 New Projects

Renewal with largest expenditures YoY[1,2]

In k €


2020/21
2022/23
Cyber Security Projects and solutions sharing
1,125
1,141
+1%
Revenue Assurance
840
1,253
+49%
NGASP-EVO
373
456
+22%
REGMAN
331
361
+9%

- The projects Cyber Security Projects and solutions sharing and Revenue Assurance belong to category Consulting
- In turn, NGASP-EVO and REGMAN belong to Outsourcing & other services

1. Comparison between 2021/22 and 2022/23 contracts
2. Considering exclusively renewed projects

Source: ADVISIA OC&C analysis

In turn, the 5 new projects included in contract, with workflow yet to be defined, are representative in scope

B2 Breakdown of contract by new/old projects

In k €


7,905
160
2.0%
7,745
98.0%
15th Amendment
New projects
Renewed projects
48
5
43

Expenditures with new projects

100% of new projects value is concentrated in Mobile Network

160 k €
in 5 new projects, 15% of new projects value in 14th Amendment (1,099 k €)

100% of new projects are are in the Consulting category

Source: ADVISIA OC&C analysis

12. 15th Amendment to the Cooperation and Support Agreement

FIFTEENTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

FIFTEENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Fifteenth Amendment to the Cooperation and Support Agreement (the "**Fifteenth Amendment**") is made this [°°°] 2022, by and between:

TIM S.p.A., a company incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010(hereinafter referred to as "**TI**")

and

TIM S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, BLC 001, SALAS 501 a 1208, Bairro Barra da Tijuca, CEP 22775-057, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11 (hereinafter referred to as "**TIM SA**");

For the purposes hereof TI and TIM SA shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR SA, TIM Participações SA and TIM Nordeste SA, as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR SA and TIM Nordeste SA, in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, effective as of the 30th of December 2009, Intelig Telecomunicações Ltda became a wholly owned subsidiary of TIM Participações SA and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste SA has been merged into its direct controlling company TIM CELULAR SA;

WHEREAS, on the 31st of October, 2011, TIM CELULAR SA acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR SA;

WHEREAS, on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a SA company, also duly organised under the laws of the Federative Republic of Brazil, and also changing its company name in "TIM SA";

WHEREAS, effective as of the 31st of October, 2018 TIM CELULAR SA has been merged in TIM SA;

WHEREAS, effective as of 28th September, 2020 TIM Participações SA has been merged by incorporation into TIM SA, as approved by the Shareholders' Meetings of TIM Participações SA and TIM SA of August 31st, 2020;

WHEREAS, on the 8th April 2008, the 22nd of April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, the 2nd of January 2014, 14th of April 2015, 28 th of April 2016, 26th of April 2017, 30th of April 2018 TI, TIM CELULAR, TIM Nordeste SA (this latter only with respect to the First Amendment and the Second Amendment) Intelig Telecomunicações Ltda (starting from the Fifth Amendment and starting from the Eleventh Amendment denominated TIM SA), TIM Fiber SP Ltda, TIM Fiber RJ SA (these last two companies only with respect to the Fifth Amendment) and TIM Participações SA entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment and Eleventh Amendment to the Cooperation and Support Agreement; on the 28th of March 2019 and 16th of April 2020 TI, TIM SA (formerly denominated Intelig Telecomunicações Ltda and successor by incorporation of TIM CELULAR SA) and TIM Participações SA entered into, respectively, the Twelfth Amendment and the Thirteenth Amendment to the Cooperation and Support Agreement; and on the 9th April 2021 TI and TIM SA (into which TIM Participações SA has been merged) entered into the Fourteenth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2022 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2020,2021 and 2022;

WHEREAS, according to the Fourteenth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2022;

WHEREAS, TIM SA is willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Fifteenth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. **Definitions and Interpretation.**

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Fifteenth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Fifteenth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Fifteenth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Fifteenth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Fifteenth Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference to TIM SA.

1.5 Each reference in the Agreement to “Party” or “Parties” shall mean a reference, individually or collectively, as the case may be, to TI and TIM SA.

2. Amendment to the Agreement.

2.1.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which shall expire on the 30th of April 2022, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2023 (the “**Extended Term**”).

2.2 Projects’ Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of € [°°°] ([°°°]) (the “**Projects’ Price Cap for the Extended Term”).**

2.3 Road Map for the Extended Term. Prior to the execution of this Fifteenth Amendment, TIM SA has been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that TIM SA may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and TIM SA and, by the execution of this Fifteenth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I (“**Road Map for the Extended Term**”). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms “Projects’ Price Cap”, “Road Map”, “Term” and “Annex VII”, shall be intended as a reference made to “Projects’ Price Cap for the Extended Term”, “Road Map for the Extended Term”, “Extended Term” and “Annex I”, respectively, as defined in this Fifteenth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI’s

Affiliates and/or certain third parties (other than the Company) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Fifteenth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. <u>Governing Law.</u>

This Fifteenth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Fifteenth Amendment and are incorporated herein by reference, *mutatis mutandis*.

____

TIM S.P.A.
By:
Title:

____

TIM S.A.
By:
Title:

Witnesses:

_________________________	_________________________
By	By

Annex I

ROADMAP FOR THE EXTENDED TERM